     AS FILED WITH THE SECURITIES AND EXCHANGE COMMISSION ON MARCH 7, 1996

                                             REGISTRATION STATEMENT NO. 33-
--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549
                            ------------------------

                                    FORM S-3
                             REGISTRATION STATEMENT
                                     UNDER
                           THE SECURITIES ACT OF 1933
                            ------------------------

                         ALLIANCE PHARMACEUTICAL CORP.
             (Exact name of registrant as specified in its charter)

                NEW YORK                                14-1644018
    (State or other jurisdiction of                  (I.R.S. Employer
     incorporation or organization)               Identification Number)

                             3040 SCIENCE PARK ROAD
                              SAN DIEGO, CA 92121
                                 (619) 558-4300
              (Address, including zip code, and telephone number,
        including area code of registrant's principal executive offices)

                                 DUANE J. ROTH
                                   PRESIDENT
                         Alliance Pharmaceutical Corp.
                             3040 Science Park Road
                              San Diego, CA 92121
                                 (619) 558-4300
           (Name, address, including zip code, and telephone number,
                        of agent for service of process)

                         ------------------------------

                                   COPIES TO:

          Melvin Epstein, Esq.                      Mark Kessel, Esq.
       Stroock & Stroock & Lavan                   Shearman & Sterling
          Seven Hanover Square                     599 Lexington Avenue
        New York, NY 10004-2696                     New York, NY 10022

                         ------------------------------

        APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC:
  AS SOON AS PRACTICABLE AFTER THIS REGISTRATION STATEMENT BECOMES EFFECTIVE.

                         ------------------------------

    If the only securities being registered on this form are being offered pursuant to dividend or interest reinvestment plans, please check the following box. / /

    If any of the securities being registered on this form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, other than securities offered only in connection with dividend or interest reinvestment plans, check the following box. / /

    If this form is filed to register additional securities for an offering pursuant to Rule 462(b) under the Securities Act, please check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / __________________

    If this form is a post-effective amendment filed pursuant to Rule 462(c) under the Securities Act, check the following box and list the Securities Act registration statement number of the earlier effective registration statement for the same offering. / / _______________

    If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. / /

                         ------------------------------

                        CALCULATION OF REGISTRATION FEE

                                                                   PROPOSED MAXIMUM    PROPOSED MAXIMUM
                                                 AMOUNT TO BE      AGGREGATE PRICE    AGGREGATE OFFERING      AMOUNT OF
      TITLE OF SHARES TO BE REGISTERED            REGISTERED         PER UNIT (1)         PRICE (1)        REGISTRATION FEE
Common Stock, $.01 par value................      2,875,000             $17.25           $49,593,750          $17,101.29

(1) Estimated solely for the purpose of calculating the registration fee in accordance with Rule 457(c) on the basis of the price of the Common Stock on the Nasdaq National Market on March 1, 1996.

                         ------------------------------

    THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THAT THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE SECURITIES ACT OF 1933 OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Information contained herein is subject to completion or amendment. A registration statement relating to these securities has been filed with the Securities and Exchange Commission. These securities may not be sold nor may offers to buy be accepted prior to the time the registration statement becomes effective. This prospectus shall not constitute an offer to sell or the solicitation of an offer to buy nor shall there be any sale of these securities in any State in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such State.

                  SUBJECT TO COMPLETION, DATED MARCH   , 1996

PROSPECTUS

                                2,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK
                               ------------------

    All of the shares of Common Stock offered hereby are being sold by Alliance Pharmaceutical Corp. ("Alliance" or the "Company"). The Company's Common Stock is traded on the Nasdaq National Market under the symbol "ALLP." The closing price of the Common Stock on March 4, 1996 was $18 1/8 per share. See "Price Range of Common Stock."

                            ------------------------

    THE SHARES OF COMMON STOCK OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK.
                    SEE "RISK FACTORS" BEGINNING ON PAGE 6.

                             ---------------------

THESE SECURITIES  HAVE  NOT  BEEN  APPROVED OR  DISAPPROVED  BY  THE  SECURITIES
   AND    EXCHANGE   COMMISSION   OR    ANY   STATE   SECURITIES   COMMISSION
     NOR  HAS  THE  SECURITIES  AND   EXCHANGE  COMMISSION  OR  ANY   STATE
       SECURITIES    COMMISSION    PASSED    UPON    THE    ACCURACY   OR
           ADEQUACY   OF   THIS   PROSPECTUS.   ANY    REPRESENTATION
               TO   THE   CONTRARY   IS   A   CRIMINAL   OFFENSE.

                                                           Underwriting
                                       Price to             Discounts            Proceeds to
                                        Public          and Commissions(1)        Company(2)
Per Share......................           $                     $                     $
Total(3).......................           $                     $                     $

(1) The  Company  has  agreed  to indemnify  the  Underwriters  against  certain liabilities, including liabilities under the Securities Act of 1933, as amended. See "Underwriting."
(2) Before deducting estimated expenses of $400,000 payable by the Company.
(3) The Company has granted the Underwriters a 30-day option to purchase up to 375,000 additional shares of Common Stock on the same terms and conditions as set forth herein solely to cover over-allotments, if any. If such option is exercised in full, the total Price to Public, Underwriting Discounts and
    Commissions and Proceeds  to Company will  be $           ,  $           and
    $        , respectively. See "Underwriting."

                            ------------------------

    The shares of Common Stock offered by this Prospectus are offered by the Underwriters subject to prior sale, to withdrawal, cancellation or modification of the offer without notice, to delivery and acceptance by the Underwriters and to certain further conditions. It is expected that delivery of certificates for the shares of Common Stock will be made at the offices of Lehman Brothers Inc.,
New York, New York, on or about            , 1996.

                            ------------------------

LEHMAN BROTHERS

                                COWEN & COMPANY

                                                         OPPENHEIMER & CO., INC.

        , 1996

                INCORPORATION OF CERTAIN DOCUMENTS BY REFERENCE

    The Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1995, which was filed with the Securities and Exchange Commission (the "Commission") pursuant to the Securities Exchange Act of 1934, as amended (the "Exchange Act"), the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended September 30, 1995, which was filed with the Commission pursuant to the Exchange Act on November 13, 1995, the Company's Quarterly Report on Form 10-Q for the fiscal quarter ended December 31, 1995, which was filed with the Commission pursuant to the Exchange Act on February 6, 1996, and the information under the caption "Description of the Company's Securities" contained in the Company's Registration Statement on Form 8-A, dated October 25, 1984, with respect to the Company's Common Stock, are incorporated herein by reference and made a part of this Prospectus as of the date hereof. All reports subsequently filed pursuant to Section 13(a), 13(c), 14 or 15(d) of the Exchange Act prior to the termination of the offering of the Common Stock offered hereby shall be deemed to be incorporated by reference into this Prospectus. Any statement contained herein or in a document incorporated or deemed to be incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein or in any document which is or is deemed to be incorporated by reference herein modifies or supersedes such statement. Any statement so modified or superseded shall not be deemed, except as so modified or superseded, to constitute a part of this Prospectus.

    The Company will provide without charge to any person to whom this Prospectus is delivered, upon written or oral request of such person, a copy of any or all of the documents which have been incorporated by reference in this Prospectus, other than exhibits to such documents, unless such exhibits are specifically incorporated by reference into the documents so incorporated. Requests for such copies should be directed to Lloyd Rowland, Alliance
Pharmaceutical Corp., 3040 Science Park Road, San Diego, California 92121, telephone (619) 558-4300.

                             AVAILABLE INFORMATION

    This Prospectus is part of a Registration Statement on Form S-3 (together with all amendments and exhibits thereto, the "Registration Statement") which the Company has filed with the Commission under the Securities Act of 1933, as amended (the "Securities Act"). This Prospectus does not contain all of the information set forth in the Registration Statement, certain parts of which are omitted in accordance with the rules and regulations of the Commission. For further information pertaining to the Company and the Common Stock, reference is made to the Registration Statement. Statements made in this Prospectus as to the contents of any contract, agreement or other document referred to herein are not necessarily complete. With respect to each such contract, agreement or other document filed as an exhibit to the Registration Statement, reference is made to the exhibit for a more complete description of the matter involved, and each such statement shall be deemed qualified in its entirety by such reference.

    The Company is subject to the informational requirements of the Exchange Act and in accordance therewith files reports, proxy statements and other information with the Commission. Such reports, proxy statements and other information can be inspected and copied at the public reference facilities of the Commission, Room 1024, Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the Commission's New York Regional Office, Seven World Trade Center, 13th Floor, New York, New York 10048, and at its Chicago Regional Office, Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661, and copies of such materials can be obtained by mail from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Washington, D.C. 20549, at prescribed rates. The Company's Common Stock is listed on the Nasdaq National Market. Reports and other information concerning the Company may be inspected at the offices of the National Association of Securities Dealers, Inc. at 1735 K Street, N.W., Washington, D.C. 20006.

    OXYGENT-TM-, LIQUIVENT-Registered Trademark-, IMAGENT-Registered Trademark-, and SAT PAD-REGISTERED TRADEMARK- are all trademarks of the Company.

    IN CONNECTION WITH THIS OFFERING, THE UNDERWRITERS MAY OVER-ALLOT OR EFFECT TRANSACTIONS WHICH STABILIZE OR MAINTAIN THE MARKET PRICE OF THE COMMON STOCK AT A LEVEL ABOVE THAT WHICH MIGHT OTHERWISE PREVAIL IN THE OPEN MARKET. SUCH STABILIZING, IF COMMENCED, MAY BE DISCONTINUED AT ANY TIME.

    IN CONNECTION WITH THIS OFFERING, CERTAIN UNDERWRITERS MAY ENGAGE IN PASSIVE MARKET MAKING TRANSACTIONS IN THE COMMON STOCK ON THE NASDAQ NATIONAL MARKET IN ACCORDANCE WITH RULE 10B-6A UNDER THE SECURITIES EXCHANGE ACT OF 1934. SEE "UNDERWRITING."

                               PROSPECTUS SUMMARY

    THE FOLLOWING SUMMARY IS QUALIFIED IN ITS ENTIRETY BY, AND SHOULD BE READ IN CONJUNCTION WITH, THE MORE DETAILED INFORMATION AND CONSOLIDATED FINANCIAL STATEMENTS CONTAINED IN THIS PROSPECTUS OR PREVIOUSLY FILED WITH THE SECURITIES AND EXCHANGE COMMISSION. UNLESS OTHERWISE NOTED, ALL FINANCIAL INFORMATION, SHARE AND PER SHARE DATA IN THIS PROSPECTUS ASSUME NO ISSUANCE OF SHARES OF
COMMON STOCK ISSUABLE UPON THE EXERCISE OF THE UNDERWRITERS' OVER-ALLOTMENT OPTION, OUTSTANDING WARRANTS, OPTIONS OR CONVERTIBLE SECURITIES. AS USED IN THIS PROSPECTUS, THE TERMS "COMPANY" AND "ALLIANCE" REFER TO ALLIANCE PHARMACEUTICAL CORP. AND ITS CONSOLIDATED SUBSIDIARIES.

                                  THE COMPANY

    Alliance is a pharmaceutical research and development company that focuses on developing scientific discoveries into potential drug products and licensing these products to multinational pharmaceutical companies in exchange for fixed payments and royalties. To date, the Company has entered into agreements with researchers for the rights to two innovative products, developed these products through initial clinical (human) trials, and entered into collaborative relationships with multinational pharmaceutical companies for the final stages of development and worldwide marketing. These products are OXYGENT, an intravascular oxygen carrier designed to reduce the need for donor blood transfusions during surgery, which is currently in Phase IIb clinical trials and is licensed to affiliates of Johnson & Johnson, and LIQUIVENT, an intrapulmonary agent for use in treatment of acute respiratory failure, which is currently in a pivotal Phase II/III clinical trial and is licensed to Hoechst Marion Roussel, Inc., an affiliate of Hoechst AG. Alliance intends to enter into a collaborative agreement for IMAGENT US, an ultrasound contrast agent for which the Company expects to begin clinical trials in the near future.

    The Company's strategy is to identify potential new pharmaceutical products through scientific collaborations with researchers and clinicians in universities and medical centers where many of the basic causes of disease and potential targets for new therapies are discovered. Using its experience in defining pharmaceutical formulations, designing manufacturing processes, conducting preclinical pharmacology and toxicology studies, and conducting early-phase human testing, Alliance endeavors to advance such discoveries into clinical development. The Company seeks collaborative relationships for the final stages of drug development, including completing late-phase human testing, obtaining worldwide regulatory approvals, building large-scale manufacturing capacities, and marketing.

    Alliance's products currently in clinical development -- OXYGENT, LIQUIVENT, and IMAGENT US -- are based upon perfluorochemical ("PFC") and emulsion technologies. PFCs are biochemically inert compounds and may be employed in a variety of therapeutic and diagnostic applications. The Company's primary drug substance is perflubron, a brominated PFC that has a high solubility for respiratory gases and can be used to transport these gases safely throughout the body.

    OXYGENT, an emulsion containing perflubron, is an intravascular oxygen carrier to be used as a temporary "blood substitute" to provide oxygen to tissues during elective surgeries where substantial blood loss is anticipated. OXYGENT has several potential advantages compared to allogeneic (donor) blood: there is no risk of infectious disease transmission, it is compatible with all blood types, it has a shelf-life in excess of one year, and it can be sterilized. OXYGENT can be used with autologous blood collection techniques, including predonation, hemodilution, and salvage, to enhance safety by reducing the need for allogeneic blood. OXYGENT is currently in Phase IIb clinical trials with surgical patients at multiple sites in the United States and Europe.

    In August 1994, the Company entered into a license agreement (the "Ortho License Agreement") with Ortho Biotech, Inc. and The R.W. Johnson Pharmaceutical Research Institute, a division of Ortho Pharmaceutical Corporation, affiliates of Johnson & Johnson (collectively referred to as "Ortho"), which provides Ortho with worldwide marketing rights to the Company's injectable PFC emulsions capable of transporting oxygen for therapeutic use, including OXYGENT. The product is being developed jointly by Alliance and Ortho, with Ortho responsible for substantially all of the remaining costs of development and marketing. In conjunction with the Ortho License Agreement, Johnson & Johnson Development Corp. ("J&JDC") purchased equity securities of the Company for $15.0 million. In addition, Ortho paid Alliance an initial license fee and will pay milestone payments and royalties on product sales.

    LIQUIVENT, sterile perflubron, is an intrapulmonary agent to treat acute respiratory failure, a disorder that can result from many causes, including serious infection, traumatic shock, severe burns, and inhalation of toxic substances, and is characterized by impairment of normal lung function. The Company is conducting a multi-center pivotal Phase II/III clinical trial with LIQUIVENT in pediatric patients with acute respiratory failure, and separate multi-center Phase II clinical trials in adults and premature infants are underway. The U.S. Food and Drug Administration ("FDA") has granted Subpart E status (expedited review) for the development of LIQUIVENT.

    In February 1996, the Company entered into a license agreement (the "HMRI License Agreement" and, together with the Ortho License Agreement, the "License Agreements") with Hoechst Marion Roussel, Inc. ("HMRI"), which provides HMRI with worldwide marketing rights to the intratracheal administration of liquids, including LIQUIVENT, which perform bronchoalveolar lavage or liquid ventilation. The product will be developed jointly by Alliance and HMRI, with HMRI responsible for substantially all of the costs of development and marketing after March 31, 1996. In conjunction with the HMRI License Agreement, HMRI agreed to purchase equity securities of the Company for $22.0 million. In addition, HMRI will pay Alliance license fees, milestone payments, and royalties on product sales. Closing of the transactions with HMRI is subject to expiration or early termination of the waiting period under the Hart-Scott-Rodino Anti-Trust Improvements Act of 1976, as amended (the "HSR Act"), and other customary conditions, all of which are expected to be satisfied within the next thirty days. However, there can be no assurance that the transactions with HMRI will be consummated.

    IMAGENT US is a PFC-based intravenous ultrasound contrast agent being developed to aid in the assessment of cardiac function and myocardial perfusion, as well as the detection of solid organ lesions and blood flow abnormalities caused by vascular diseases. In preclinical studies, this agent has been found to enhance the signal from perfused tissues and blood vessels using traditional gray-scale and color Doppler technologies, as well as the emerging harmonic ultrasound imaging technique. In February 1996, the Company filed an investigational new drug application ("IND") with the FDA and clinical trials are expected to begin in the near future.

    Alliance is assessing an apoptotic factor for regulation of cancerous cell death and has ongoing research activities to exploit its expertise in PFC, emulsion, and surfactant technologies. In addition, the Company is evaluating its antigenized antibody technology for use in developing a prototype vaccine for an infectious disease and a prototype tolerogen for an autoimmune disease.

                                  THE OFFERING

Common Stock offered...................  2,500,000 shares
Common Stock to be outstanding after
 this offering.........................  27,416,691 shares
Use of proceeds........................  To fund research, preclinical testing, and clinical trials for the Company's products, to repurchase an
                                         oustanding warrant for approximately $2.5  million,
                                         and for general corporate purposes.
Nasdaq National Market symbol..........  ALLP

                      SUMMARY CONSOLIDATED FINANCIAL DATA
                     (IN THOUSANDS, EXCEPT PER SHARE DATA)

                                                                                                         SIX MONTHS ENDED
                                                                YEARS ENDED JUNE 30,                       DECEMBER 31,
                                                -----------------------------------------------------  --------------------
                                                  1991       1992       1993       1994       1995       1994       1995
                                                ---------  ---------  ---------  ---------  ---------  ---------  ---------
STATEMENT OF OPERATIONS DATA:
Total revenues................................  $   1,582  $   1,805  $   2,370  $     409  $  11,816  $   7,209  $   4,186
Loss from operations..........................    (18,494)   (24,304)   (28,802)   (38,508)   (30,332)   (15,724)   (14,761)
Dividends on preferred stock..................     --         --         --         --           (594)      (219)      (375)
Net loss applicable to Common Stock...........    (17,702)   (21,766)   (26,380)   (36,946)   (29,717)   (15,368)   (14,706)
Net loss per share of Common Stock............  $   (1.24) $   (1.25) $   (1.39) $   (1.83) $   (1.35) $   (0.72) $   (0.59)
Weighted average number of common shares out-
 standing.....................................     14,258     17,344     18,946     20,226     21,959     21,385     24,851

                                                                                            DECEMBER 31, 1995
                                                                                         ------------------------
                                                                                                         AS
                                                                                          ACTUAL    ADJUSTED (1)
                                                                                         ---------  -------------
BALANCE SHEET DATA:
Cash, cash equivalents and short-term investments......................................  $  12,722    $  73,416
Working capital........................................................................     11,144       71,838
Total assets...........................................................................     44,892      105,586
Long-term debt.........................................................................      1,314        1,314
Accumulated deficit....................................................................   (203,766)    (203,766)
Stockholders' equity...................................................................     37,003       97,697

------------------------
(1) Adjusted to give effect to the sale of the 2,500,000 shares of Common Stock offered hereby, after deducting the underwriting discounts and estimated offering expenses, the net proceeds from the sale of $22.0 million of preferred stock to HMRI, and the application of the proceeds of this offering as described herein. See "Use of Proceeds" and "Capitalization."

                                  RISK FACTORS

    An investment in the Common Stock offered hereby involves a high degree of risk. The following factors and cautionary statements should be carefully considered in evaluating the Company and its business:

    LIMITED PRODUCT REVENUES; HISTORY OF OPERATING LOSSES. Substantially all of the Company's revenues to date have consisted of licensing fees, milestone payments, and payments to fund research and development activities under joint development and license agreements. The Company has had net operating losses since its inception and expects such losses to continue unless and until such time as revenues are sufficient to fund its continuing operations. As of December 31, 1995, the Company had an accumulated deficit of $203.8 million, of which approximately $35.5 million reflects non-cash charges from the Company's acquisition by merger of Fluoromed Pharmaceutical, Inc. on February 24, 1989. There can be no assurance that the Company will be able to achieve profitability at all or on a sustained basis. See "Management's Discussion and Analysis of Financial Condition and Results of Operations."

    RELIANCE ON COLLABORATIVE PARTNERS; FUTURE COLLABORATIONS.  The Company  has
entered into the License Agreements to support the development and commercialization of OXYGENT and LIQUIVENT and to raise capital. Pursuant to the License Agreements, the Company has granted significant licensing rights. The Company's strategy is to seek additional collaborations. However, there can be no assurance that the Company will be able to negotiate acceptable collaborative arrangements in the future, or that any current or future arrangements will ultimately be successful. Under the License Agreements, the Company will depend on Ortho and HMRI for development, regulatory approval, and marketing of products. The termination of either of the License Agreements, which can occur on at least one month's advance notice, or any other future collaborative arrangement could adversely affect the Company's research, development or, ultimately, product distribution plans. The Company's revenues from milestone payments or sales of any product will depend in large part upon the efforts and abilities of the collaborative partner to perform clinical testing, to obtain regulatory approvals, and to manufacture and market the product. The amount and timing of resources devoted to these activities will not be completely within the Company's control. The collaborative partner will have certain discretion in deciding whether to commercialize the product. There can be no assurance that the corporate interests and motivations of the Company's collaborative partners will remain consistent with those of the Company. See "Business -- Collaborative Relationships."

    GOVERNMENT REGULATION; UNCERTAINTIES RELATED TO CLINICAL TRIAL RESULTS. The production and marketing of the Company's products and its research and development activities are subject to regulation for safety and efficacy by numerous government authorities in the United States and other countries. Clinical trials and the manufacturing and marketing of the Company's products are subject to the testing and approval process of the FDA and foreign regulatory authorities. The FDA and other regulatory authorities require that the safety and efficacy of a drug be supported by results from adequate and well-controlled clinical trials before approval for commercial sale. If the results of the clinical trials of the Company's products do not demonstrate the safety and efficacy of the products, the Company will not be able to submit a New Drug Application ("NDA") to the FDA. Even if the Company believes the clinical trials demonstrate the safety and efficacy of a product, the FDA and other regulatory authorities may not accept the Company's assessment of the results. In either case, the Company may have to conduct additional clinical trials in an effort to demonstrate the safety and efficacy of the product. The process of obtaining regulatory clearances or approvals is costly and time-consuming. The Company cannot predict how long preclinical and clinical trials will take or whether they will be successful, nor can the Company predict how long the necessary regulatory approvals or clearances will take. Therefore, there can be no assurance that the necessary clearances or approvals will be obtained, or obtained on a timely basis. Without acceptable results and regulatory approval, the Company would not be able to commercialize its products, which would have a material adverse effect on the Company. There can be no assurance that the results of any of the Company's clinical trials will be favorable or that the Company's products will obtain regulatory approval for commercialization. The effect of governmental regulations which might arise from future legislative or administrative action cannot be predicted. See "Business -- Government Regulation."

    UNCERTAINTY OF DEVELOPMENT AND COMMERCIALIZATION EFFORTS. The Company's products require substantial development efforts. The Company or its collaborative partners may encounter unforeseen technological or scientific problems, including side effects, which may force abandonment or substantial change in the development of a specific product or process, or technological change or product developments by others, any of which may have a material adverse effect on the Company. Further, even after successful technical development and receipt of governmental approval, a product may not achieve commercial success. To date, the Company has received regulatory approval for the commercial sale of only one of its drug products, the sales of which were discontinued due to limited revenue potential.

    FUTURE CAPITAL NEEDS; UNCERTAINTY OF ADDITIONAL FINANCING. The Company believes that its existing capital resources, including expected revenues from the License Agreements and investments, as well as the net proceeds from this offering and income earned thereon, will be adequate to satisfy its capital requirements for at least the next 24 months. The Company will need additional financing to support its long-term product development programs. The Company's future capital requirements will depend on many factors, including continued scientific progress in its research and development programs, progress with preclinical testing and clinical trials, the time and cost involved in obtaining regulatory approvals, patent costs, competing technological and market developments, changes in existing collaborative relationships, the Company's ability to establish development, sales, and marketing arrangements, and the cost of manufacturing scale-up, if necessary. No assurance can be given that adequate financing will be available to the Company in the future or on terms acceptable to the Company.

    UNPREDICTABILITY OF PATENT PROTECTION; PROPRIETARY TECHNOLOGY. The Company believes that its success will depend largely on its ability to obtain and maintain patent protection for its own inventions and licenses for the use of patents owned by third parties. The Company has obtained patents covering certain intermediate and high concentration PFC emulsions, as well as patents related to liquid ventilation. The Company has filed, and when appropriate will file, other patent applications with respect to its products and processes in the United States and in foreign countries. There can be no assurance, however, that the Company will develop any additional products and processes which may be patentable or that any additional patents will be issued. It is possible that patents issued to the Company or any patents licensed to the Company may be challenged successfully, that the Company may infringe patents of third parties unintentionally, and that the Company may have to alter its products or manufacturing processes to take into account the patents of third parties, causing delays in product development. Litigation, which could result in a substantial cost to the Company, may be necessary to enforce any patents issued to the Company and/or to determine the scope and validity of others' proprietary rights. The Company also attempts to protect its proprietary products and processes by relying on trade secret laws and non-disclosure and confidentiality agreements with its employees and certain other persons who have access to its products or processes. No assurance can be given that others will not develop such products or processes independently or obtain access to such products or processes. To the extent that others develop or obtain similar products or processes, the Company's competitive position may be affected adversely. See "Business -- Patents."

    LIMITED MANUFACTURING CAPABILITY AND EXPERIENCE. While the Company believes that it can produce materials for clinical trials and the initial market launch for its emulsion products at its existing San Diego facility and for LIQUIVENT at its Otisville facility, it may need to expand its commercial manufacturing capabilities for its products in the future. This expansion may occur in stages, each of which would require regulatory approval, and product demand could at times exceed supply capacity. The Company has not selected a site or obtained any regulatory approvals for construction of a commercial production facility for its products, nor can there be any assurance that it will be able to do so. The projected location and completion date of any production facility will depend upon regulatory and development activities and other factors. The Company cannot predict the amount that it will expend for the construction of such a production facility, and there can be no assurance as to when or whether the FDA will determine that such facility complies with Good Manufacturing Practices.
Construction of a facility will depend on regulatory approvals, product development, and capital resources, among other things. The Ortho License Agreement provides an option to Ortho to elect to manufacture the emulsion products referred to therein, or to require the Company to manufacture such products at a negotiated price. The HMRI License Agreement requires the

Company to manufacture LIQUIVENT at its Otisville facility for a period of time after market launch and to sell the product to HMRI at a negotiated price. HMRI will be responsible for establishing production capacity beyond the maximum capacity of the Otisville facility. See "Business -- Manufacturing."

    UNCERTAINTY OF THIRD-PARTY REIMBURSEMENT. The Company's ability to commercialize its products successfully will depend in part on the extent to which appropriate reimbursement levels for the cost of the products and related treatment are obtained from government authorities, private health insurers and other organizations, such as health maintenance organizations ("HMOs"). Third-party payors are increasingly challenging the prices charged for medical products and services. Also, the trend toward managed healthcare in the United States, the growth of organizations such as HMOs, and legislative proposals to reform healthcare and government insurance programs could significantly influence the purchase of healthcare services and products, resulting in lower prices and reducing demand for the Company's products. The cost containment measures that healthcare providers are instituting and any healthcare reform could affect the Company's ability to sell its products and may have a material adverse effect on the Company. There can be no assurance that reimbursement in the United States or foreign countries will be available for any of the Company's products, that any reimbursement granted will be maintained, or that limits on reimbursement available from third-party payors will not reduce the demand for, or negatively affect the price of, the Company's products. The unavailability or inadequacy of third-party reimbursement for the Company's products would have a material adverse effect on the Company. The Company is unable to forecast what additional legislation or regulation relating to the healthcare industry or third-party coverage and reimbursement may be enacted in the future, or what effect the legislation or regulation would have on the Company's business.

    DEPENDENCE UPON KEY PERSONNEL. The Company's success in developing marketable products and achieving a competitive position will depend, in part, on its ability to attract and retain qualified scientific and management personnel. Competition for such personnel is intense, and no assurance can be given that  the Company  will be  able  to attract  and retain  such  personnel.
Scientific advisors to the Company are employed by or have consulting arrangements with third parties which may conflict with their obligations to the Company. The Company's anticipated growth and expansion will require additional expertise and are expected to place additional demands on the Company's management and financial resources.

    COMPETITION; RAPID TECHNOLOGICAL CHANGE. Biotechnology and pharmaceutical companies are highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities, and research organizations actively engaged in research and development of products that may be similar to, or seek to attack the same targets as, Alliance's products. Many of the Company's existing or potential competitors have substantially greater financial, technical, and human resources than the Company and may be better equipped to develop, manufacture, and market products. These companies may develop and introduce products and processes competitive with or superior to those of the Company. In addition, other technologies or products may be developed that have an entirely different approach or means of accomplishing the intended purposes of the Company's products which might render the Company's technology and products uncompetitive or obsolete. There can be no assurance that the Company will be able to compete successfully. See "Business -- Competition."

    PRODUCT LIABILITY CLAIMS AND UNINSURED RISKS. Products or processes that may be developed, licensed, or sold by the Company may expose the Company to potential liability from claims by end-users of such products or of products manufactured by such processes, or by manufacturers or others selling such products, either directly or as a component of other products. The Company currently maintains limited product liability insurance coverage. There can be no assurance that the Company will be able to maintain such coverage or obtain additional coverage on acceptable terms, or that such insurance will provide adequate coverage against all potential claims.

    VOLATILITY OF STOCK PRICE; LIQUIDATION PREFERENCE; AND LACK OF DIVIDENDS. The market prices for securities of biopharmaceutical companies have historically been highly volatile. Announcements concerning the Company or its competitors, including the results of testing and clinical trials, technological innovations, or commercial products, government regulations, developments concerning proprietary rights, including patents and litigation matters, a change in status of a collaborative partner, public concern relating to the commercial value or safety of the Company's products, and stock market conditions in general may have a significant impact on the price of the Common Stock. See "Price Range of Common Stock."
    The Company has 1,500,000 shares of Series A Preferred Stock outstanding. Such preferred stock is entitled to an annual $0.50 per share preferential dividend, and has a liquidation preference of $10.00 per share, plus all accumulated but unpaid dividends. Upon consummation of the transactions with HMRI, the Company will have outstanding (i) 750,000 shares of Series B Preferred Stock entitled to an annual $1.00 per share preferred dividend, and a liquidation preference of $20.00 per share, plus all accumulated but unpaid dividends and (ii) 200,000 shares of Series C Preferred Stock entitled to a liquidation preference of $.01 per share.

    The Company has not paid dividends on its Common Stock since its inception and does not intend to pay any such dividends in the foreseeable future. Further, the Company in general is required to pay cumulative dividends on its outstanding preferred stock prior to paying any dividends on its Common Stock. As of December 31, 1995, the Company had recorded as a liability dividends payable totalling $969,000 on the Series A Preferred Stock. The Company has incurred losses and, thus, has had a deficiency in preferred stock dividend coverage. For the years ended June 30, 1991, 1992, 1993, 1994 and 1995 and the six months ended December 31, 1994 and 1995, the Company has incurred net losses of $17,702,000, $21,766,000, $26,380,000, $36,946,000, $29,717,000, $15,368,000
and $14,706,000, respectively.

    SHARES ELIGIBLE FOR FUTURE SALE. As of December 31, 1995, 3,580,505 shares of Common Stock (or 13% of the total number of shares outstanding on a fully diluted basis) were issuable upon the exercise of outstanding options and warrants (excluding a warrant with respect to 500,000 shares to be repurchased by the Company). See "Use of Proceeds." Additional shares may be issued upon the conversion of preferred stock, and the Company expects to issue additional shares of preferred stock and warrants in connection with the contemplated transactions with HMRI described elsewhere herein. See "Capitalization." The existence of such warrants, options and convertible securities, as well as certain registration rights, may adversely affect the terms on which the Company may obtain additional equity financing. The holders of the outstanding warrants and options are likely to exercise their securities at a time when the Company would otherwise be able to obtain capital on terms more favorable than those provided by the exercise or conversion prices thereof.

    IMMEDIATE  AND  SUBSTANTIAL  DILUTION.    Investors  in  this  offering will
experience immediate and substantial dilution in book value per share. See "Dilution."

    THE CAUTIONARY STATEMENTS SET FORTH ABOVE AND ELSEWHERE IN THIS PROSPECTUS SHOULD BE READ AS ACCOMPANYING FORWARD-LOOKING STATEMENTS INCLUDED UNDER "USE OF PROCEEDS," "MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS" AND ELSEWHERE HEREIN. THE RISKS DESCRIBED IN SUCH STATEMENTS COULD CAUSE THE COMPANY'S RESULTS TO DIFFER MATERIALLY FROM THOSE EXPRESSED IN OR INDICATED BY SUCH FORWARD- LOOKING STATEMENTS.

                                USE OF PROCEEDS

    The net proceeds from this offering are estimated to be $42.2 million, assuming a public offering price of $18 1/8 per share. The Company also expects to receive more than $22.0 million in license fees and for the purchase of equity securities at the closing of the contemplated transactions with HMRI described elsewhere herein. Approximately $2.5 million of the proceeds of this offering will be used to repurchase an outstanding warrant to acquire 500,000 shares of Common Stock (the "Warrant Repurchase"). The purchase price of the warrant is based upon the offering price of the Common Stock offered hereby. The Company's agreement with the warrantholder provides that the warrantholder's obligation to sell the warrant is subject to its receiving at least $1.5 million in the aggregate. If this condition is not satisfied and the warrantholder does not sell the warrant to the Company, the Company will use the proceeds it would have otherwise used to purchase the warrant for the purposes set forth herein.

    The remaining proceeds will be used to fund research, preclinical testing, and clinical trials for the Company's products, and for general corporate purposes. In particular, the Company expects to devote an increasingly large amount of its resources to the clinical development of IMAGENT US, its only clinical-stage product not presently subject to a collaborative agreement. Pending such application, the Company intends to deposit such proceeds in interest-bearing bank accounts or to invest them in short-term, high-grade, interest-bearing securities. The Company believes it will need additional financing to support its long-term product development programs. No assurance can be given that adequate financing will be available to the Company. See "Risk Factors -- Uncertainty of Development and Commercialization Efforts" and "--
Future Capital Needs; Uncertainty of Additional Financing" and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                    DILUTION

    As of December 31, 1995, the net tangible book value of the Company, adjusted to include the purchase of equity securities by HMRI in connection with the HMRI License Agreement, was approximately $42.5 million, or $1.58 per share. "Net tangible book value per share" represents the amount of total tangible assets of the Company reduced by the total liabilities and divided by the number of shares of Common Stock outstanding (after giving effect to the conversion of the outstanding shares of preferred stock and of the shares of preferred stock expected to be issued to HMRI into Common Stock at an assumed conversion price of $18 1/8 per share). After giving effect to the sale of the 2,500,000 shares of Common Stock offered in this offering at an assumed public offering price of $18 1/8 per share, the pro forma net tangible book value of the Common Stock as of December 31, 1995 (after deducting the underwriting discounts and estimated expenses of this offering and after giving effect to the Warrant Repurchase) would have been approximately $82.2 million, or $2.80 per share. This represents an immediate increase in net tangible book value of $1.22 per share to existing shareholders and an immediate dilution of $15.33 per share to new investors purchasing shares of Common Stock in this offering. "Dilution per share" represents the difference between the price per share of Common Stock paid by the new investors in this offering and the net tangible book value per share at December 31, 1995 as adjusted to give effect to this offering.

    The following table illustrates the dilution per share taking into account estimated expenses of this offering:

Public offering price per share..............................             $   18.13
Net tangible book value per share as of December 31, 1995....  $    1.58
Increase to present shareholders attributable to this
 offering....................................................       1.22
                                                               ---------
Pro forma net tangible book value per share after this
 offering....................................................                  2.80
                                                                          ---------
Dilution to investors in this offering.......................             $   15.33
                                                                          ---------
                                                                          ---------

    The foregoing calculations take into account the underwriting discounts and other estimated expenses of this offering and assume no exercise of the Underwriters' over-allotment option. If the over-allotment option to purchase up to an additional 375,000 shares of Common Stock is exercised in full, the pro forma net tangible book value would be approximately $2.98 per share, resulting in a dilution to investors in this offering of $15.15 per share.

    The dilution described above could be substantially greater, depending on the conversion rates of the series of the Company's preferred stock issued to Ortho and HMRI. See Notes 4 and 8 of Notes to Consolidated Financial Statements elsewhere herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                                 CAPITALIZATION

    The following table sets forth the capitalization of the Company at December 31, 1995 and as adjusted to give effect to (i) the sale of the Common Stock offered in this offering, (ii) the net proceeds from the sale of $22.0 million of preferred stock to HMRI described elsewhere herein, (iii) the Warrant Repurchase, and (iv) in each case, the application of the net proceeds therefrom. See "Use of Proceeds."

                                                                         DECEMBER 31, 1995
                                                                      ------------------------
                                                                        ACTUAL     AS ADJUSTED
                                                                      -----------  -----------
                                                                           (IN THOUSANDS)
Long-term debt......................................................  $     1,314  $     1,314
Stockholders' equity:
  Preferred stock $.01 par value -- 5,000,000 shares authorized;
   1,500,000 shares issued and outstanding as of December 31, 1995;
   2,450,000 shares as adjusted.....................................           15           25
  Common Stock $.01 par value -- 50,000,000 shares authorized;
   24,916,691 issued and outstanding as of December 31, 1995;
   27,416,691 shares as adjusted....................................          249          274
Additional paid-in capital..........................................      240,505      301,164
Accumulated deficit.................................................     (203,766)    (203,766)
                                                                      -----------  -----------
    Total stockholders' equity......................................       37,003       97,697
                                                                      -----------  -----------
        Total capitalization........................................  $    38,317  $    99,011
                                                                      -----------  -----------
                                                                      -----------  -----------

    As of December 31, 1995, there were 3,580,505 shares of Common Stock reserved for issuance upon the exercise of outstanding options and warrants (excluding the 500,000 shares underlying the Warrant Repurchase). The Company has reserved an additional 1,050,000 shares of Common Stock for issuance upon the conversion or possible mandatory redemption of the preferred stock and exercise of the warrants to be issued to HMRI and 750,000 shares of Common Stock for issuance upon the conversion of the Series A Preferred Stock issued to J&JDC. For a description of the conversion and mandatory redemption features of the preferred stock, see Note 4 of Notes to Consolidated Financial Statements contained herein and "Management's Discussion and Analysis of Financial Condition and Results of Operations -- Liquidity and Capital Resources."

                          PRICE RANGE OF COMMON STOCK

    The Common Stock is traded on the Nasdaq National Market under the symbol "ALLP." The following table sets forth, for the periods indicated, the high and low sale prices of the Common Stock as reported by the Nasdaq National Market.

                                                                             HIGH        LOW
                                                                           ---------  ---------
FISCAL 1996
  First Quarter ended September 30, 1995.................................  $  12.63   $   7.88
  Second Quarter ended December 31, 1995.................................     14.25      10.50
  Third Quarter ending March 31, 1996 (through March 4, 1996)............     18.75      12.63

FISCAL 1995
  First Quarter ended September 30, 1994.................................     12.00       8.00
  Second Quarter ended December 31, 1994.................................      8.75       5.63
  Third Quarter ended March 31, 1995.....................................      7.63       4.25
  Fourth Quarter ended June 30, 1995.....................................      8.63       4.75

FISCAL 1994
  First Quarter ended September 30, 1993.................................     14.00       8.50
  Second Quarter ended December 31, 1993.................................     10.75       7.75
  Third Quarter ended March 31, 1994.....................................     10.50       8.00
  Fourth Quarter ended June 30, 1994.....................................     12.25       8.25

    On March 4, 1996, the closing price of the Common Stock as reported by the Nasdaq National Market was $18 1/8 per share. As of March 4, 1996, there were approximately 1,848 holders of record of the Common Stock.

                                DIVIDEND POLICY

    The Company has never declared or paid dividends on its Common Stock and does not anticipate paying any cash dividends in the foreseeable future.

                      SELECTED CONSOLIDATED FINANCIAL DATA

    The consolidated statement of operations data set forth below for the fiscal years ended June 30, 1993, 1994, and 1995 and the consolidated balance sheet data at June 30, 1994 and 1995 are derived from, and are qualified by reference to, the audited consolidated financial statements included elsewhere herein. The consolidated statement of operations data for the fiscal years ended June 30, 1991 and 1992, and the consolidated balance sheet data at June 30, 1991, 1992, and 1993 are derived from audited consolidated financial statements previously filed with the Commission. The consolidated statement of operations data for the six months ended December 31, 1994 and 1995 and the consolidated balance sheet data at December 31, 1994 and 1995 are derived from unaudited consolidated financial statements previously filed with the Commission, which, in the opinion of management, have been prepared on the same basis as the audited consolidated financial statements and reflect all adjustments, consisting of normal recurring accruals, necessary for a fair presentation of the financial position and results of operations for such periods. Operating results for the six months ended December 31, 1995 are not necessarily indicative of the results that may be expected for the entire year ending June 30, 1996. This information is not necessarily indicative of the Company's future performance.

                                                                                                           SIX MONTHS ENDED
                                                                   YEAR ENDED JUNE 30,                       DECEMBER 31,
                                                  -----------------------------------------------------  --------------------
                                                    1991       1992       1993       1994       1995       1994       1995
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                     (IN THOUSANDS, EXCEPT PER SHARE DATA)
STATEMENT OF OPERATIONS DATA:
Total revenues..................................  $   1,582  $   1,805  $   2,370  $     409  $  11,816  $   7,209  $   4,186
Operating expenses:
  Research and development......................     15,092     20,922     24,767     31,605     35,063     19,129     15,562
  General and administrative....................      4,984      5,187      6,405      7,312      7,085      3,804      3,385
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
    Total operating expenses....................     20,076     26,109     31,172     38,917     42,148     22,933     18,947
Loss from operations............................    (18,494)   (24,304)   (28,802)   (38,508)   (30,332)   (15,724)   (14,761)
Investment and other income -- net..............        792      2,538      2,422      1,562      1,209        575        430
Dividends on preferred stock....................     --         --         --         --           (594)      (219)      (375)
Net loss applicable to Common Stock.............  $ (17,702) $ (21,766) $ (26,380) $ (36,946) $ (29,717) $ (15,368) $ (14,706)
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Net loss per share of Common Stock..............  $   (1.24) $   (1.25) $   (1.39) $   (1.83) $   (1.35) $   (0.72) $   (0.59)
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
Weighted average number of common shares
 outstanding....................................     14,258     17,344     18,946     20,226     21,959     21,385     24,851
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------

                                                                        JUNE 30,                             DECEMBER 31,
                                                  -----------------------------------------------------  --------------------
                                                    1991       1992       1993       1994       1995       1994       1995
                                                  ---------  ---------  ---------  ---------  ---------  ---------  ---------
                                                                                (IN THOUSANDS)
BALANCE SHEET DATA:
Cash, cash equivalents and short-term
 investments....................................  $  16,812  $  66,420  $  39,542  $  21,056  $  23,483  $  20,100  $  12,722
Working capital.................................     15,643     65,578     39,745     19,446     22,346     20,877     11,144
Total assets....................................     44,848     97,976     72,537     53,132     56,030     52,864     44,892
Total long-term debt............................      8,336        223     --         --         --         --          1,314
Accumulated deficit.............................    (74,251)   (96,017)  (122,397)  (159,343)  (189,060)  (174,492)  (203,766)
Stockholders' equity............................     33,855     94,553     69,144     49,825     50,077     48,615     37,003

               MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL
                      CONDITION AND RESULTS OF OPERATIONS
     (REFERENCES TO YEARS ARE TO THE COMPANY'S FISCAL YEARS ENDED JUNE 30.)

    Alliance has devoted substantial resources to research and development related to its pharmaceutical products based upon PFC and emulsion technologies. The Company has been unprofitable since inception and expects to incur operating losses for at least the next several years due to continued requirements for research and development, preclinical testing and clinical trials, regulatory activities, and commercial manufacturing start-up. The amount of net losses and the time required by the Company to achieve profitability are highly uncertain due to differences in the timing of revenues earned and expenses incurred. The Company has entered into collaborative research and development agreements with pharmaceutical companies that generate revenue to augment the level of its research and development activities and to offset portions of its research and development costs. See "Business -- Collaborative Agreements." The timing and amounts of such revenue, if any, cannot be predicted with certainty and will likely fluctuate sharply. To date, the Company's revenue from the sale of products has been immaterial. The majority of the Company's products are in the development stage and there can be no assurance as to whether or when it will be able to increase its revenues significantly. There can be no assurance that the Company will be able to achieve profitability at all or on a sustained basis.

RESULTS OF OPERATIONS

SIX MONTHS ENDED DECEMBER 31, 1995 AS COMPARED WITH SIX MONTHS ENDED DECEMBER 31, 1994

    The Company's license and research revenue was $4.1 million for the six months ended December 31, 1995, compared to $7.1 million for the six months ended December 31, 1994. The period ended December 31, 1994 included a one-time license fee of $4.0 million.

    Research and development expenses decreased by 19% to $15.6 million for the six months ended December 31, 1995, compared to $19.1 million for the six months ended December 31, 1994. The decrease in expenses was primarily the result of a $3.6 million reduction in purchases of raw materials, a $929,000 net reduction in acquired research and development expense, and reduced staffing costs. These reductions were partially offset by $639,000 paid to a supplier under a previous raw material commitment. The Company also increased payments to universities and outside consultants. The expenses for the six months ended December 31, 1994 included a one-time $1.7 million charge to research and development expense which arose when the Company licensed product rights to Ortho. The expenses for the six months ended December 31, 1995 included a $757,000 charge arising from the acquisition of certain PFC patents, patent rights, and related documents in exchange for 50,000 shares of Common Stock and a five-year warrant to purchase up to an additional 100,000 shares of Common Stock at $10.00 per share.

    General and administrative expenses decreased by 11% to $3.4 million for the six months ended December 31, 1995, compared to $3.8 million for the six months ended December 31, 1994. The decrease in general and administrative expenses was primarily due to decreased professional fees.

    Investment income and other was $430,000 for the six months ended December 31, 1995, compared to $575,000 for the six months ended December 31, 1994. The decline was primarily a result of lower average cash balances.

1995 AS COMPARED WITH 1994

    The Company's license and research revenue increased to $11.6 million in 1995 compared to $163,000 in 1994. The increase was primarily due to $4.0 million of license revenue and $7.1 million of research revenue derived from the Ortho License Agreement.

    The Company incurred total operating expenses of $42.1 million for 1995. Operating expenses include $5.0 million for purchases of raw material for certain products currently being developed, $1.8 million for OXYGENT costs incurred prior to execution of the Ortho License Agreement, $545,000 for products no longer promoted or developed by Alliance, and a $1.7 million non-cash charge related to the license of previously capitalized product rights. The $5.0 million charge for the purchase of raw materials arises from a December

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
1993 agreement the Company entered into with a supplier. In 1996, charges under the agreement will be substantially less than in 1995. In January 1994, the Company regained from Boehringer Ingelheim International GmbH ("BII") all marketing and manufacturing rights to certain IMAGENT products, diagnostic imaging agents, and OXYGENT products outside of North America. In conjunction with the acquisition of the marketing and manufacturing rights from BII, the Company recorded product rights of $1.8 million, based on the value of warrants issued to acquire the rights. The unamortized portion ($1.7 million) of these product rights was charged to research and development expense when the Company licensed these product rights to Ortho.

    Research and development expenses increased by 11% to $35.1 million for 1995 compared to $31.6 million for 1994. The growth in expenses is primarily a result of increased raw material costs and the product rights charge discussed above and increased salary costs. These expenses were partially offset by a reduction in payments to universities and outside consultants.

    General and administrative expenses decreased by 3% to $7.1 million for 1995 compared to $7.3 million for 1994. During the fourth quarter of 1995, the Company was successful in recovering $1.6 million from its insurance carrier to offset professional fees incurred in connection with the defense of its lawsuit.

    Investment and other income was $1.2 million for 1995 compared to $1.6 million for 1994. The decline in investment revenue was primarily a result of lower average cash balances.

1994 AS COMPARED WITH 1993

    The Company had net product revenue of $246,000 for 1994 compared to $50,000 for 1993. In August 1993, the Company received FDA approval to market IMAGENT GI, a magnetic resonance ("MR") imaging contrast agent. The increase in net product revenue from 1993 to 1994 was primarily attributable to sales of IMAGENT GI and SAT PAD, an MR imaging accessory. Sales of IMAGENT GI and SAT PAD were not expected to provide significant revenue to the Company. In September 1994, the Company discontinued promotional activities for IMAGENT GI due to limited revenue potential.

    License and research revenue decreased to $163,000 for 1994 compared to $2.3 million for 1993. The Company's 1993 license and research revenue was primarily derived from the BII agreements. In July 1993, the BII agreements were modified, which resulted in BII discontinuing all contract payments.

    Research and development expenses increased by 28% to $31.6 million for 1994 compared to $24.8 million for 1993. The growth in expenses reflects increases in staffing, costs of preclinical testing and clinical trials, and additional laboratory supplies and equipment associated with the growth of the Company's research and development efforts. Due to the discontinuance of IMAGENT GI promotional activities, the Company reduced its perflubron inventories to the estimated net realizable value from sales of IMAGENT GI, resulting in a charge of $2.1 million.

    General and administrative expenses increased by 14% to $7.3 million for 1994 compared to $6.4 million for 1993. The increases were principally due to increases in staffing to support the growth of product research and development efforts, and professional fees incurred in connection with the defense of the lawsuit.

    Investment and other income was $1.6 million for 1994 compared to $2.4 million for 1993. The decline in investment revenue was primarily a result of lower average cash and short-term investment balances.

LIQUIDITY AND CAPITAL RESOURCES

    Through December 1995, the Company financed its activities primarily from public and private sales of equity and funding from collaborations with corporate partners. In February 1996, the Company entered into the HMRI License Agreement, which provides HMRI with worldwide marketing rights to the intratracheal administration of liquids, including LIQUIVENT, which perform bronchoalveolar lavage or liquid ventilation. The product will be developed jointly by Alliance and HMRI, with HMRI responsible for substantially all of the costs of development and marketing after March 31, 1996. In conjunction with the HMRI License Agreement, HMRI agreed to purchase shares of Series B and Series C Preferred Stock for $22.0 million. In addition, HMRI will pay Alliance license fees, milestone payments, and royalties on product sales. HMRI will also receive a five-year warrant to acquire 300,000 shares of Common Stock at $20.00 per share. Closing of the transactions with HMRI is subject to expiration or early termination of the waiting period under the HSR Act and other customary conditions, all of which are expected to be satisfied within the next thirty days. However, there can be no assurance that the transactions with HMRI will be consummated.

    In August 1995, the Company entered into a loan and security agreement under which the Company received $2.2 million. Amounts borrowed under the agreement are secured by fixed assets, and will be repaid over three years commencing in September 1995. If certain financial covenants are not satisfied, the debt may become due and payable. The Company has financed substantially all of its office and research facilities and related leasehold improvements under operating lease arrangements.

    In April 1995, the Company completed offerings of 3.2 million shares of newly issued Common Stock, resulting in net proceeds to the Company of approximately $14.3 million.

    In August 1994, the Company entered into the Ortho License Agreement for injectable PFC emulsions capable of transporting oxygen for therapeutic use, including OXYGENT. Under the Ortho License Agreement, Ortho paid to Alliance an initial fee of $4.0 million and will make other payments upon the achievement of certain milestones. Ortho is responsible for substantially all the remaining costs of developing and marketing the products and will pay Alliance a royalty based upon sales of products after commercialization. From August 1994 through December 31, 1995, the Company had received research revenue payments of $9.1 million from Ortho, and as of December 31, 1995, had recorded a receivable of $2.0 million, which was received subsequently. In conjunction with the Ortho License Agreement, J&JDC purchased 1.5 million shares of Series A Preferred Stock for $15.0 million and obtained a three-year warrant to purchase 300,000 shares of Common Stock at $15.00 per share.

    The Company had net working capital of $11.1 million at December 31, 1995 compared to $22.3 million at June 30, 1995. The Company's cash, cash equivalents, and short-term investments decreased to $12.7 million at December 31, 1995 from $23.5 million at June 30, 1995. The decrease resulted primarily from net cash used in operations of $12.1 million, and property, plant, and equipment additions of $1.4 million related to the expansion of facilities used for research, development, and pilot manufacturing. These decreases were partially offset by $2.2 million received under the August 1995 loan and security agreement, and $675,000 from the issuance of Common Stock upon exercise of options. Capital expenditures for 1996 are expected to increase compared to 1995. The Company's operations to date have consumed substantial amounts of cash, and are expected to continue to do so for the foreseeable future.

    In December 1993, in order to obtain a commitment for a long-term supply of raw material for both clinical trials and anticipated future production requirements, the Company entered into an agreement with a supplier under which the Company was obligated to make payments to the supplier through May 1997 based, in part, upon the achievement of certain milestones. Based upon the supplier's intent to negotiate directly with the Company's existing and future collaborative partners, that agreement was modified in July 1995 to terminate certain commitments by both parties. Some or all of the Company's payment obligations that remain may be reimbursed to the Company by existing and future collaborative partners.

    The Company continually reviews its product development activities in an effort to allocate its resources to those product candidates that the Company believes have the greatest commercial potential. Factors considered by the Company in determining the products to pursue include projected markets and need, potential for regulatory approval and reimbursement under the existing healthcare system, status of its proprietary rights, technical feasibility, expected and known product attributes, and estimated costs to bring the product to market. Based on these and other factors, the Company may from time to time reallocate its resources among its product development activities. Additions to products under development or changes in products being pursued can substantially and rapidly change the Company's funding requirements.

    The Company expects to incur substantial additional expenditures associated with product development. The Company will seek additional collaborative research and development relationships with suitable corporate partners for its non-licensed products. There can be no assurance that such relationships, if any, will successfully reduce the Company's funding requirements. Additional equity or debt financing may be required, and there can be no assurance that funds from these sources will be available on reasonable terms, if at all. If adequate funds are not available, the Company may be required to delay, scale back, or eliminate one or more of its product development programs, or obtain funds through arrangements with collaborative partners or others that may require the Company to relinquish rights to certain of its technologies, product candidates, or products that the Company would not otherwise relinquish.

    Alliance anticipates that its existing capital resources, including expected revenues from the License Agreements and investments, as well as the net proceeds from this offering and income earned thereon, will be adequate to satisfy its capital requirements for at least the next 24 months. The Company's future capital requirements will depend on many factors, including continued scientific progress in its research and development programs, progress with preclinical testing and clinical trials, the time and cost involved in obtaining regulatory approvals, patent costs, competing technological and market developments, changes in existing collaborative relationships, the ability of the Company to establish additional collaborative relationships, and the cost of manufacturing scale-up.

    During September 1992, the Company and certain of its officers and directors were named as defendants in several lawsuits filed in the U.S. District Court for the Southern District of California by certain shareholders. The actions were consolidated into one class action lawsuit titled "In re Alliance Pharmaceutical Securities Litigation." The complaint claimed, among other things, that the defendants failed to disclose certain problems with two of the Company's products under development, which conduct is alleged to have portrayed falsely the Company's financial condition. On May 25, 1995, summary judgment was granted in favor of the Company and its officers and directors. Attorneys for the plaintiffs have appealed the decision. A hearing on the appeal has not yet been scheduled. The Company believes the eventual outcome of the litigation will not have a material adverse effect on the Company's financial condition.

    The Company's business is subject to significant risks that could cause the Company's results to differ materially from those expressed in any forward-looking statements made in this Prospectus. These risks include the matters set forth above under this caption, under "Risk Factors," and elsewhere herein.

                                    BUSINESS

OVERVIEW

    Alliance is a pharmaceutical research and development company that focuses on developing scientific discoveries into potential drug products and licensing these products to multinational pharmaceutical companies in exchange for fixed payments and royalties. To date, the Company has entered into agreements with researchers for the rights to two innovative products, developed these products through initial clinical (human) trials, and entered into collaborative relationships with multinational pharmaceutical companies for the final stages of development and worldwide marketing. These products are OXYGENT, an intravascular oxygen carrier designed to reduce the need for donor blood transfusions during surgery, which is currently in Phase IIb clinical trials and is licensed to affiliates of Johnson & Johnson, and LIQUIVENT, an intrapulmonary agent for use in treatment of acute respiratory failure, which is currently in a pivotal Phase II/III clinical trial and is licensed to Hoechst Marion Roussel, Inc., an affiliate of Hoechst AG. Alliance intends to enter into a collaborative agreement for IMAGENT US, an ultrasound contrast agent for which the Company expects to begin clinical trials in the near future.

    The Company's strategy is to identify potential new pharmaceutical products through scientific collaborations with researchers and clinicians in universities and medical centers where many of the basic causes of disease and potential targets for new therapies are discovered. Using its experience in defining pharmaceutical formulations, designing manufacturing processes, conducting preclinical pharmacology and toxicology studies, and conducting early-phase human testing, Alliance endeavors to advance such discoveries into clinical development. The Company seeks collaborative relationships for the final stages of drug development, including completing late-phase human testing, obtaining worldwide regulatory approvals, building large-scale manufacturing capacities, and marketing.

    The Company's headquarters are located at 3040 Science Park Road, San Diego, California 92121, and its telephone number is (619) 558-4300.

PRODUCTS IN CLINICAL DEVELOPMENT

    Alliance's products currently in clinical development -- OXYGENT, LIQUIVENT, and IMAGENT US -- are based upon PFC and emulsion technologies. PFCs are biochemically inert compounds and may be employed in a variety of therapeutic and diagnostic applications. The Company's primary drug substance is perflubron, a brominated PFC that has a high solubility for respiratory gases and can be used to transport these gases safely throughout the body.

    OXYGENT. OXYGENT, an emulsion containing perflubron, is an intravascular oxygen carrier to be used as a temporary "blood substitute" to provide oxygen to tissues during elective surgeries where substantial blood loss is anticipated. It is estimated that in excess of three million patients annually in the United States may receive one or more units of blood during elective surgeries, including, for example, cardiovascular, orthopedic, and general surgical procedures. An oxygen carrier could be used instead of blood for a portion of these patients. The OXYGENT dose for surgical applications is expected to provide the equivalent oxygen delivery of at least two units of red blood cells.

    OXYGENT has several potential advantages over the use of allogeneic (donor) blood: there is no risk of infectious disease transmission; it is compatible with all blood types; it has a shelf-life in excess of one year; and it can be sterilized. According to the 1994 estimates of The National Institutes of Health, the risks per unit of blood transfused in the United States are 1:2,500 for bacterial infections, 1:3,000 for hepatitis, 1:100,000 for fatal hemolytic reactions, primarily due to clerical error, and 1:225,000 for HIV infection
(AIDS). To minimize the use of allogeneic blood and to avoid these risks, certain techniques can be employed that allow use of the patient's own (autologous) blood during surgery. These techniques include (i) predonation, in which patients donate several units of their blood in the six weeks preceding surgery, (ii) perioperative hemodilution, in which several units of the patient's blood are removed just prior to surgery and are replaced with a plasma expander, and (iii) salvage, wherein a device (cell saver) is used to collect blood lost during the surgical procedure. OXYGENT can be used with any of these autologous blood collection techniques to enhance safety, by reducing the need for allogeneic blood. When a blood transfusion is indicated during surgery, one or more doses of OXYGENT would be used in place of allogeneic blood to maintain an adequate level of oxygen delivery despite a lower red blood cell concentration. This use of OXYGENT delays or reduces the need for the transfusion of donor blood, thereby avoiding its associated risks.

    In October 1995, the Company and Ortho commenced a Phase IIb randomized, controlled, efficacy trial involving surgical patients at multiple sites in the United States. A similar Phase IIb clinical study was commenced in Europe in January 1996. In February 1996, the Company and Ortho commenced a Phase II study in the United States in cardiopulmonary bypass patients.

    In August 1994, the Company entered into the Ortho License Agreement, which provides Ortho with worldwide marketing rights to the Company's injectable PFC emulsions capable of transporting oxygen for therapeutic use, including OXYGENT. The product is being developed jointly by Alliance and Ortho, with Ortho being responsible for substantially all of the remaining costs of development and marketing.

    LIQUIVENT. LIQUIVENT, sterile perflubron, is an intrapulmonary agent for treatment of acute respiratory failure, a disorder that can result from many causes, including serious infections, traumatic shock, severe burns, or inhalation of toxic substances. Acute respiratory failure is generally characterized by an excessive inflammatory response, which leads to blockage of the small airways and collapse of alveoli, resulting in inadequate gas exchange and impairment of normal lung function. Each year, approximately 235,000 patients in the United States are placed on mechanical gas ventilators for at least four days for treatment of lung dysfunction due to acute injuries. The most urgent need for these patients is to improve their blood oxygenation. However, the prolonged use of high ventilatory pressures or high continuous concentrations of inspired oxygen can damage the patient's lungs. Some of these patients may benefit from treatment with LIQUIVENT.

    LIQUIVENT is intended to be used in a technique called partial liquid ventilation ("PLV"). In this procedure, the drug is administered through an endotracheal tube into the lungs of a patient being supported by a mechanical ventilator. The initial goal of LIQUIVENT/PLV therapy is to open collapsed alveoli to improve gas exchange. Once this has been accomplished, ventilator pressure and oxygen concentration may be lowered to minimize ventilator-induced lung trauma. In clinical studies, LIQUIVENT has also been observed to promote the migration of mucus and alveolar debris to the central airways, where suctioning is easier. The ability to remove such debris may significantly reduce the excessive inflammatory response associated with acute respiratory failure and enhance the effectiveness of other therapeutic interventions, all serving potentially to reduce patient recovery time. Published results from initial clinical trials have indicated that LIQUIVENT improved lung oxygenation, without clinically significant side effects. In addition, preclinical studies indicate LIQUIVENT may mitigate inflammation, ventilator-induced trauma, and oxygen toxicity.

    In January 1996, the Company began a multi-center pivotal Phase II/III clinical trial with LIQUIVENT in pediatric patients with acute respiratory failure, and separate multi-center Phase II clinical trials in adults and premature infants are underway. The FDA has granted Subpart E status (expedited review) for the product.

    In February 1996, the Company entered into the HMRI License Agreement, which provides HMRI with worldwide marketing and manufacturing rights to the intratracheal administration of liquids, including LIQUIVENT, which perform bronchoalveolar lavage or liquid ventilation. The product will be developed jointly by Alliance and HMRI, with HMRI responsible for substantially all of the costs of development and marketing after March 31, 1996. Closing of the transactions with HMRI is subject to expiration or early termination of the waiting period under the HSR Act and other customary conditions, all of which are expected to be satisfied within the next thirty days. However, there can be no assurance that the transactions with HMRI will be consummated.

    IMAGENT US. IMAGENT US is an ultrasound contrast agent being developed to aid in the assessment of cardiac function and myocardial perfusion, as well as the detection of solid organ lesions and blood flow abnormalities. More than 30 million scans of the heart, vasculature, and abdominal organs are performed annually in the United States, some of which may potentially benefit from a cost-effective contrast agent. To be successful in the marketplace, ultrasound contrast agents should provide enhanced diagnostic images during several minutes of scanning, be easy to use, be stable during transportation, and have a long shelf-life. IMAGENT US is being developed to meet these requirements.

    IMAGENT US is a powder comprising hollow microspheres containing a PFC-based gaseous mixture and water-soluble components that are known to be acceptable for parenteral use. Prior to use, IMAGENT US is reconstituted with sterile water to form microbubbles that are then injected into the patient. The gas bubbles are highly echogenic and, when delivered intravenously, reflect signals that enhance ultrasonic images. In preclinical studies, IMAGENT US has been found to enhance the ultrasound signal from perfused tissues and blood vessels using traditional gray-scale and color Doppler technologies, as well as the emerging harmonic ultrasound imaging technique. In February 1996, the Company filed an IND with the FDA and clinical trials are expected to begin in the near future.

OTHER PRODUCTS

    Alliance is supporting internal research efforts to expand the applicability of its core technologies. The Company has patented fluorinated surfactants that are potentially useful in the preparation of therapeutic or diagnostic emulsions and other formulations. Certain of these surfactants have been licensed to Glaxo Group Limited ("Glaxo") to be used as a component of its metered dose inhaler delivery system for respiratory drugs.

    Alliance is investigating the use of PFC-containing reverse emulsions, microemulsions, gels, foams, and other compositions as drug delivery agents. These compositions are either aqueous or oil-based, and may be administered via oral, intravenous, intrapulmonary, or topical routes to distribute antibiotics, chemotherapy agents, gene therapies, or other medicaments systemically or to selected areas of the body. Alliance is also conducting preclinical studies of a PFC emulsion that could be beneficial for warm temperature preservation of kidneys or other organs which may extend the time the organ is viable for transplantation.

    The Company has initiated a pilot clinical study in Europe to assess OXYFLOW, an apparatus designed to be a combined cardiovascular and oxygenation monitor that acquires data by minimally invasive means. This device is intended to provide on-line information pertaining to oxygen status and other physiological parameters, which could assist physicians in their decisions regarding transfusions and other interventions.

    The Company has certain agreements with research institutions to develop discoveries that the Company believes may be the basis of new products.
Antigenized antibodies that could potentially stimulate or down-regulate antibody production are being developed in conjunction with Mt. Sinai Medical Center in New York City. A prototype vaccine for infectious disease and a prototype tolerogen for an autoimmune disease are also under development with Mt. Sinai. In addition, Alliance is working with researchers at Temple University to develop an apoptotic factor for regulating the death of certain cancer cells.

    The Company has developed and is marketing SAT PAD, a re-usable MR imaging accessory that improves the quality of images obtained by certain MR imaging techniques. SAT PAD is distributed by dealers specializing in radiology products. Sales of SAT PAD were approximately $176,000 for fiscal 1995. The Company expects that the sales volume of SAT PAD will be limited and does not anticipate significant revenue from the product.

    The Company intends to consider other technologies that may be available for licensing and research agreements with other institutions or inventors. Alliance intends, where appropriate, to seek outside sources of funding. If new license and research agreements are added and the Company is not able to obtain outside sources of funding, the Company's research and development expenses are expected to increase significantly.

    There can be no assurance that any of these products will be successfully commercialized.

COLLABORATIVE RELATIONSHIPS

    HOECHST MARION ROUSSEL, INC. In February 1996, the Company entered into the HMRI License Agreement, which provides HMRI with worldwide marketing rights to the intratracheal administration of liquids, including LIQUIVENT, which perform bronchoalveolar lavage or liquid ventilation. The product will be developed jointly by Alliance and HMRI, with HMRI responsible for substantially all of the cost of development and marketing after March 31, 1996. In conjunction with the HMRI License Agreement, HMRI agreed to purchase 750,000 shares of the Company's Series B Preferred Stock and 200,000 shares of its Series C Preferred Stock for an aggregate of $22.0 million. In addition, HMRI will pay Alliance license fees, milestones payments, and royalties on product sales. HMRI will also receive a five-year warrant to acquire 300,000 shares of Common Stock at $20.00 per share. The Series B Preferred Stock is convertible into shares of Common Stock upon the earliest of: (i) the Common Stock closing at a price per share of at least $20.00 for twenty consecutive days; (ii) termination of the HMRI License Agreement; or (iii) February 28, 2001. Each share of Series B Preferred Stock will be converted into a number of shares of Common Stock based upon the lower of the average closing price of the Common Stock over the twenty trading days preceding the time of conversion or $20.00 per share. The Series C Preferred Stock converts automatically on June 30, 1997 into a number of shares of Common Stock obtained by dividing the average closing price of the Common Stock over the twenty trading days preceding January 14, 1997 into $5.0 million. Prior to June 29, 1997, HMRI may, if the HMRI License Agreement is terminated, redeem the Series C Preferred Stock for $15.0 million, payable in cash or Common Stock at Alliance's election, any time on or before the expiration of five years following the redemption date. Prior to conversion, each share of Series B Preferred Stock is entitled to one vote on matters on which shareholders are entitled to vote. The Series B Preferred Stock carries a cumulative annual dividend of $1.00 per share. The Series C Preferred Stock does not have dividend or voting rights. Closing of the transactions with HMRI is subject to expiration or early termination of the waiting period under the HSR Act and other customary conditions, all of which are expected to be satisfied within the next thirty days. However, there can be no assurance that the transactions with HMRI will be consummated.

    ORTHO BIOTECH, INC. In August 1994, the Company entered into the Ortho License Agreement for injectable PFC emulsions capable of transporting oxygen for therapeutic use, including OXYGENT. Under the Ortho License Agreement, Ortho paid to Alliance an initial fee of $4.0 million and will make other payments upon the achievement of certain milestones. Ortho is responsible for substantially all the remaining costs of developing and marketing the products and will pay Alliance a royalty based upon sales of products after commercialization. In conjunction with the Ortho License Agreement, J&JDC purchased 1.5 million shares of Series A Preferred Stock for $15.0 million. On or before June 30, 1998, each share of the Series A Preferred Stock will be converted into shares of Common Stock based upon the lower of the average price of Common Stock at the time of conversion or $20.00 per share. Prior to conversion, each share of Series A Preferred Stock is entitled to one-half vote on matters on which shareholders are entitled to vote. The Series A Preferred Stock carries a cumulative annual cash dividend of $0.50 per share. Ortho also obtained a three-year warrant to purchase 300,000 shares of Common Stock at $15.00 per share.

    The Company intends to enter into a collaborative relationship for IMAGENT US, an ultrasound contrast agent for which the Company expects to begin clinical trials in the near future.

    The Company entered into a license agreement with Glaxo for the use of certain of the Company's fluorinated surfactants in metered dose inhalers that deliver Glaxo's respiratory drug formulations. Glaxo is responsible for the development and marketing of metered dose inhaler products incorporating the Company's surfactants. The agreement provides for an initial license fee and milestone payments to Alliance, which are not expected to exceed $2.5 million in the aggregate, with royalties, if any, to Alliance following commercialization.

    There can be no assurances that the Company will be able to enter into future collaborative relationships on acceptable terms. The termination of any collaborative relationship or failure to enter into such relationships may limit the ability of the Company to develop its technology and may have a material adverse effect on the Company's business.

MARKETING

    Under the terms of the Ortho License Agreement, Ortho has exclusive worldwide marketing rights to OXYGENT and any other injectable PFC emulsion products capable of transporting oxygen for therapeutic use. Upon consummation of the HMRI transactions, HMRI will have exclusive worldwide marketing rights to the intratracheal administration of liquids, including LIQUIVENT, which perform bronchoalveolar lavage or liquid ventilation. The Company has not yet selected its marketing partner for IMAGENT US. The Company's only commercialized product, SAT PAD, is currently distributed through certain distributors of MR imaging equipment and imaging products.

MANUFACTURING

    The Company manufactures all of its products for preclinical testing and clinical trials. OXYGENT is produced in Alliance's San Diego facility, which includes both a pilot plant and a production-scale manufacturing facility. The Company believes that this production facility will provide sufficient capacity for future clinical trials and market launch of OXYGENT, if and when approved by the FDA. However, a larger commercial-scale facility will be required in the future. Under the terms of the Ortho License Agreement, Ortho has the right to elect to manufacture OXYGENT itself or have the Company continue to do so, which election must be made at or prior to the filing of an NDA. If Alliance manufactures OXYGENT for Ortho, the transfer price, which will not be less than Alliance's fully burdened cost, will be determined by Ortho's net sales price for the product. The Company has not selected a commercial-scale site or obtained any regulatory approvals. Construction of such a facility will depend upon Ortho's decision regarding manufacturing, product development, capital resources, and regulatory approvals, among other things.

    LIQUIVENT is manufactured for clinical trials at the Company's Otisville, New York facility. LIQUIVENT is the same drug substance as IMAGENT GI, for which Alliance obtained FDA approval in August 1993 as an oral contrast agent for MR imaging. As a result, certain chemistry, manufacturing, and control requirements have been accepted by the FDA, which may benefit the Company in the regulatory review process. The HMRI License Agreement requires the Company to manufacture LIQUIVENT at its Otisville facility for a period of time after market launch at a negotiated price. HMRI will be responsible for establishing production capacity beyond the maximum capacity of the Otisville facility.

    IMAGENT US is manufactured for clinical studies at the San Diego facility, using a proprietary process to form dry, PFC vapor-containing spheres which are reconstituted with sterile water to form microbubbles just prior to use. The facility is expected to provide sufficient capacity for clinical trials and market launch.

SOURCES AND AVAILABILITY OF RAW MATERIALS

    The Company has obtained perflubron, the principal raw material utilized in OXYGENT and LIQUIVENT, from several large chemical suppliers, and believes that it has sufficient inventory of the drug substance for clinical trials. HMRI and Ortho have indicated an intent to secure a long-term supply of perflubron from manufacturers. The Company believes it has a sufficient supply of raw materials for IMAGENT US for clinical trials. The Company's business could be materially and adversely affected if it or its collaborative partners were unable to obtain necessary raw materials on a timely basis and at a cost-effective price.

PATENTS

    The Company seeks proprietary protection for its products, processes, technologies, and ongoing improvements. The Company is pursuing patent protection in the United States and in foreign countries that it regards as important for future endeavors. Numerous patent applications have been filed in the European Patent Office, Australia, Canada, Ireland, Israel, Japan, Norway, and South Africa, and patents have been granted in some of these countries.

    The Company has seven issued U.S. patents related to or covering PFC emulsions. Such emulsions are the basis of the Company's OXYGENT products. The issued patents and other pending patent applications cover specific details of emulsified PFCs, and include product-by-process claims, method claims describing their manufacture and use, and some composition claims. These broadly cover high concentration PFC emulsions, typically 40-125% weight per volume (although some are limited to 75-125% weight per volume), and manufacturing methods.

    In September 1994, Alliance received a U.S. patent for its preferred method of using blood substitutes to facilitate oxygen delivery. A related U.S. patent was issued in September 1995. Corresponding patents are pending in Europe, Japan, and other countries. The issued claims cover methods for facilitating autologous blood use in conjunction with administering oxygen-enriched gas and oxygen carriers that contain fluorochemicals, as well as those derived from human, animal, plant, or recombinant hemoglobin, in order to reduce or eliminate the need for allogeneic blood transfusions during surgery.

    The Company has filed U.S. and foreign patent applications on its method of using oxygen-carrying PFCs to enhance respiratory gas exchange utilizing conventional gas ventilators. In August 1995, a U.S. patent licensed to the Company issued. The patent covers a method of administering liquids, including

LIQUIVENT, to patients. Another U.S. patent, covering other methods of administration of liquids, including LIQUIVENT, to patients, was issued in February 1996. The Company has patent applications pending which seek to cover the use of PFCs to deliver drugs to the lungs and to wash debris from, and open, collapsed lungs. In November 1995, the Company received a U.S. patent covering the use of fluorochemicals to treat localized and systemic inflammation. The Company also has patent applications pending that cover apparati for liquid ventilation using PFCs.

    The Company has filed eight U.S. patent applications related to IMAGENT US concerning the composition, manufacture, and use of novel stabilized microbubble compositions, which include applications based on its discovery that PFC gases, in combination with appropriate surfactants, can stabilize microbubbles for use in ultrasonic imaging. International applications directed to the same subject matter have also been filed.

    The Company has patents that have issued in the United States and abroad, and additional pending patents, covering its novel fluorinated surfactants. These compounds may be useful in oxygen-carrying or drug-transport compositions, and in liposomal formulations that have therapeutic and diagnostic applications. Additional fluorinated compounds disclosed in pending applications may be employed in cosmetics, protective creams, and lubricating agents. Compositions that can be structured as emulsions, microemulsions, and gels may be useful as contrast enhancement agents for radiography and scintigraphy. The Company also has pending applications relating to microstructures (tubules, helixes, fibers) that may have uses in the fields of medicine, biomolecular engineering, microelectronics, and electro-optics.

    Aside from the issued patents and allowed applications referred to above, however, no assurance can be given that any of these applications will result in issued U.S. or foreign patents. Although patents are issued with a presumption of validity and require a challenge with a high degree of proof to establish invalidity, no assurance can be given that any issued patents would survive such a challenge and would be valid and enforceable.

    The Company also attempts to protect its proprietary products, processes, and other information by relying on trade secret laws and non-disclosure and confidentiality agreements with its employees, consultants, and certain other persons who have access to such products, processes, and information. The agreements affirm that all inventions conceived by employees are the exclusive property of the Company, with the exception of inventions unrelated to the Company's business and developed entirely on the employee's own time.
Nevertheless, there can be no assurance that these agreements will afford significant protection against or adequate compensation for misappropriation or unauthorized disclosure of the Company's trade secrets.

COMPETITION

    Biotechnology and pharmaceutical companies are highly competitive. There are many pharmaceutical companies, biotechnology companies, public and private universities, and research organizations actively engaged in research and development of products that may be similar to Alliance's products. Many of the Company's existing or potential competitors have substantially greater financial, technical, and human resources than the Company and may be better equipped to develop, manufacture, and market products. These companies may develop and introduce products and processes competitive with or superior to those of the Company. In addition, other technologies or products may be developed that have an entirely different approach or means of accomplishing the intended purposes of the Company's products, which might render the Company's technology and products uncompetitive or obsolete. There can be no assurance that the Company will be able to compete successfully.

    Well-publicized side effects associated with the transfusion of human donor blood have spurred efforts to develop a blood substitute. Two primary approaches have shown promise as temporary oxygen carriers: PFC emulsions and hemoglobin solutions. Hemoglobin development efforts include chemically modified, stroma-free hemoglobin from human or bovine red blood cells, and the use of genetic engineering to produce recombinant hemoglobin. There are several companies working on hemoglobin solutions as a blood substitute, three of which have entered Phase II clinical trials. One major U.S. pharmaceutical company is collaborating with a company developing a recombinant hemoglobin-based blood substitute. Alliance is aware of two other companies developing PFC-based temporary oxygen carriers, one of which has entered Phase I clinical trials. The Company believes that the relatively low cost and ease of production of OXYGENT provide advantages over hemoglobin-based products.

    Although liquid ventilation therapy has been in the research phase for the last two decades, the Company is unaware of any potential competitor that has reached the clinical trial stage. However, other companies may be evaluating compounds with the possibility of entering this field. If major manufacturers of PFCs entered the field, the Company could face competition from companies with substantially greater resources. The Company believes that its patent position and stage of research and development give it an advantage over these potential competitors. Alliance is aware of other companies that are attempting to develop alternative types of therapies for treatment of acute respiratory failure.

    Competition in the development of ultrasound imaging contrast agents is intense and is expected to increase. There is currently only one commercially available ultrasound imaging contrast agent for certain cardiology applications. The Company believes that other companies are in advanced clinical trials with ultrasound contrast agents. The Company expects that competition in the ultrasound contrast imaging agent field will be based primarily on the product's safety profile, efficacy, stability, ease of administration, breadth of approved indications, and physician, healthcare payor, and patient acceptance. Although the Company believes that if and when IMAGENT US is approved for commercial sale it will be well positioned to compete successfully, there can be no assurance that the Company will be able to do so.

PRODUCT LIABILITY CLAIMS AND UNINSURED RISKS

    The sale or use of the Company's present products and any other products or processes that may be developed or sold by the Company may expose the Company to potential liability from claims by end-users of such products or by manufacturers or others selling such products, either directly or as a component of other products. While the Company has product liability insurance, there can be no assurance that the Company will continue to maintain such insurance or that it will provide adequate coverage. If the Company is held responsible for damages in a product liability suit, the Company's financial condition could be materially and adversely affected.

GOVERNMENT REGULATION

    The Company's products require governmental approval before production and marketing can commence. The regulatory approval process is administered by the FDA in the United States and by similar agencies in foreign countries. The process of obtaining regulatory clearances or approvals is costly and time consuming. The Company cannot predict how long the necessary clearances or approvals will take or whether it will be successful in obtaining them.

    Generally, all potential pharmaceutical products must successfully complete two major stages of development (preclinical and clinical testing) prior to receiving marketing approval by the governing regulatory agency. In preclinical testing, potential compounds are tested both IN VITRO and in animals to gain safety information prior to administration in humans. Knowledge is obtained regarding the effects of the compound on bodily functions as well as its absorption, distribution, metabolism, and elimination.

    Clinical trials are typically conducted in three sequential phases, although the phases may overlap. In Phase I, which frequently begins with the initial introduction of the drug into healthy human subjects prior to introduction into patients, the compound will be tested for safety and dosage tolerance. Phase II typically involves studies in a somewhat larger patient population to identify possible adverse effects and safety risks, to begin gathering preliminary efficacy data, and to investigate potential dose sizes and schedules. Phase III trials are undertaken to further evaluate clinical efficacy and to further test for safety within an expanded patient population. Each trial is conducted in accordance with certain standards under protocols that detail the objectives of the study, the parameters to be used to monitor safety, and the efficacy criteria to be evaluated. Each protocol must be submitted to the FDA as part of the IND. Further, each clinical study must be evaluated by an independent review board at the institution at which the study will be conducted. The review board will consider, among other things, ethical factors, the safety of human subjects, and the possible liability of the institution.

    Following completion of these studies, a new drug application must be submitted to and approved by the FDA in order to market the product in the United States. Similar applications are required in foreign countries. There can be no assurance that, upon completion of the foregoing trials, the results will be considered adequate for government approval. If and when approval is obtained to market a product, the FDA's (or applicable foreign agency's) regulations will govern manufacturing and marketing activities.

    The FDA has established a designation to speed the availability of new therapies for life-threatening or severely debilitating diseases. This designation, defined in Subpart E of the FDA's investigational new drug regulations, may expedite clinical evaluation and regulatory review of some new drugs, such as LIQUIVENT, which has been so designated.

    Perflubron is an eight-carbon halogenated fluorocarbon liquid. Certain halogenated fluorocarbons (primarily the gaseous chlorofluorocarbons) have been implicated in stratospheric ozone depletion. The FDA issued a Finding of No Significant Impact under the National Environmental Protection Act in connection with the approval for marketing IMAGENT GI. See "Business -- Manufacturing." However, all materials contained in the Company's products remain subject to regulation by governmental agencies.

    In addition to FDA regulation, the Company is subject to regulation by various governmental agencies including, without limitation, the Drug Enforcement Administration, the U.S. Department of Agriculture, the Environmental Protection Agency, the Occupational Safety and Health Administration, and the California State Department of Health Services, Food and Drug Branch. Such regulation, by governmental authorities in the United States and other countries, may impede or limit the Company's ability to develop and market its products.

LEGAL PROCEEDINGS

    During September 1992, the Company and certain of its officers and directors were named as defendants in several lawsuits filed in the U.S. District Court for the Southern District of California by certain shareholders. The actions were consolidated into one class action lawsuit titled "In re Alliance Pharmaceutical Securities Litigation." The complaint claimed, among other things, that the defendants failed to disclose certain problems with two of the Company's products under development, which conduct is alleged to have portrayed falsely the Company's financial condition. On May 25, 1995, summary judgment was granted in favor of the Company and its officers and directors. Attorneys for the plaintiffs have appealed the decision. A hearing on the appeal has not yet been scheduled. The Company believes the eventual outcome of the litigation will not have a material adverse effect on the Company's financial condition.

                                   MANAGEMENT

EXECUTIVE OFFICERS AND DIRECTORS

    The executive officers and directors of the Company are as follows:

               NAME                                          POSITION
-----------------------------------  ---------------------------------------------------------
Duane J. Roth                        Chairman of the Board of Directors, President, Chief
                                      Executive Officer
Harold W. DeLong                     Executive Vice President -- Business Development
Theodore D. Roth                     Executive Vice President, Chief Financial Officer,
                                      Secretary
B. Jack DeFranco                     Vice President -- Market Planning
N. Simon Faithfull, M.D., Ph.D.      Vice President -- Medical Research
Henry A. Graham, Ph.D.               Vice President -- Operations
Ronald M. Hopkins, Ph.D.             Vice President -- Research and Development
Gordon L. Schooley, Ph.D.            Vice President -- Clinical Research and Regulatory
                                      Affairs
Elias Lazarides, Ph.D.               President and Chief Operating Officer of Astral, Inc.
Carroll O. Johnson                   Director
Stephen M. McGrath                   Director
Donald E. O'Neill                    Director
Helen M. Ranney, M.D.                Director
Jean G. Riess, Ph.D.                 Director
Thomas F. Zuck, M.D.                 Director

    DUANE J. ROTH. Mr. Roth, who is 46, has been President and Chief Executive Officer since 1985 and Chairman since October 1989. Prior to joining Alliance, Mr. Roth served as President of Analytab Products, Inc., an American Home Products company involved in manufacturing and marketing medical diagnostics, pharmaceuticals and devices. For the previous ten years, he was employed in various sales, marketing, and general management capacities by Ortho Diagnostic Systems, Inc., a Johnson & Johnson company, which is a manufacturer of diagnostic and pharmaceutical products. Mr. Roth's brother, Theodore D. Roth, is an Executive Vice President of the Company.

    HAROLD W. DELONG. Mr. DeLong, who is 47, has been Executive Vice President -- Business Development for the Company since February 1989. Mr. DeLong has been employed for more than 20 years in the medical diagnostics and pharmaceutical industry in various sales, marketing, and management positions. Prior to joining Alliance, Mr. DeLong was Vice President, Sales and Marketing for Murex Corporation, a company participating in the infectious disease diagnostics market. He previously served as Director, Sales and Marketing for Becton Dickinson's Immunocytometry Systems division. Mr. DeLong was also previously employed by Ortho Diagnostic Systems, Inc., for over ten years, where his last position was Director of the Hemostasis and Chemistry Products business units.

    THEODORE D. ROTH. Mr. Roth, who is 44, has been Executive Vice President and Chief Financial Officer of the Company since November 1987 and Secretary since 1990. For more than ten years prior to joining the Company, he was General Counsel of SAI Corporation, a company in the business of operating manufacturing concerns, and General Manager of Holland Industries, Inc., a manufacturing company. Mr. Roth received his J.D. from Washburn University and an LL.M. in Corporate and Commercial Law from the University of Missouri in Kansas City. He is the brother of Duane J. Roth, the Chairman of the Company.

    B. JACK DEFRANCO. Mr. DeFranco, who is 50, has been Vice President -- Market Planning for Alliance since January 1991. He has more than 20 years experience in sales and marketing in the medical products industry. He was President of Orthoconcept Inc., a private firm marketing orthopedic and urological devices from 1986 through 1990. Prior to 1986, he was Director of Marketing and New Business Development for Smith and Nephew Inc., which markets orthopedic and general wound-care products and he served in various sales and marketing positions with Ortho Diagnostic Systems, Inc. Mr. DeFranco received an M.B.A. from Fairleigh Dickinson University.

    N. SIMON FAITHFULL, M.D., PH.D. Dr. Faithfull, who is 55, has been Vice President -- Medical Research for the Company since September 1990. Dr. Faithfull joined Alliance after serving as Director of Medical Research for Delta Biotechnology Ltd. from 1989 to 1990. He has also served as Senior
Lecturer in Anesthesia at the University of Manchester (UK), and has held various academic appointments and clinical anesthesia positions at Erasmus University (Netherlands), Tulane University and the University of Alabama (Birmingham) for more than 15 years. He has served as Secretary of the International Society on Oxygen Transport to Tissue. He received his Ph.D. from Erasmus University, Rotterdam and his M.D. from London University.

    HENRY A. GRAHAM, PH.D. Dr. Graham, who is 52, has been Vice President -- Operations since January 1990. In his more than 20 years in industrial research, he has directed groups involved in the development of biological and immunodiagnostic products. Prior to joining Alliance, he worked for Johnson & Johnson for 17 years on a broad range of projects including injectable human biologicals, immunohematology reagents, immunoassay reagents and instrument systems. Dr. Graham was Director of Product Development for Ortho Diagnostic Systems, Inc. for at least five years prior to 1990. During his tenure at Johnson & Johnson, he was the recipient of several awards, including the Corporate Medal for Outstanding Research. Dr. Graham received a Ph.D. in immunology from Rutgers University.

    RONALD M. HOPKINS, PH.D. Dr. Hopkins, who is 54, has been Vice President -- Research and Development since May 1990. Prior to joining Alliance, Dr. Hopkins spent 20 years with Mallinckrodt Medical, Inc. As Vice President at Mallinckrodt his responsibilities primarily involved identification and development of various diagnostic x-ray, magnetic resonance, ultrasound and radiopharmaceutical imaging agents as well as angiographic catheters. In addition to product and business development experience, Dr. Hopkins has an extensive background in cardiovascular pharmacology and toxicology research, as well as sterile pharmaceutical formulation and production. Dr. Hopkins received a Ph.D. in pharmacology from the University of Maryland.

    GORDON L. SCHOOLEY, PH.D. Dr. Schooley, who is 49, has been Vice President -- Clinical Research and Regulatory Affairs since January 1989. Dr. Schooley has been employed for over 20 years in research and development in the pharmaceutical industry. Prior to joining Alliance in 1989, Dr. Schooley was Vice President of Clinical Research and Regulatory Affairs for Newport Pharmaceuticals, a company developing antiviral drugs. For the previous eight years, he was Director of Clinical Research and Biostatistics for Allergan Pharmaceuticals, a division of SmithKline Beecham, developing ophthalmologic and dermatologic drugs and devices. He was also employed by McGaw Laboratories as Manager of Biostatistics for parenteral products and by The Upjohn Company as a senior biostatistician for analgesic and CNS drugs. Dr. Schooley received a Ph.D. from the University of Michigan School of Public Health.

    ELIAS LAZARIDES, PH.D. President & COO, Astral, Inc. ("Astral"). Dr. Lazarides, who is 46, joined Astral in November 1994. Prior to joining Astral, Dr. Lazarides was Executive Director of Pharmacology at Merck Research Laboratories, where he managed a very broad range of drug discovery programs in cardiovascular and ocular pharmacology. Dr. Lazarides joined the Division of Biology at the California Institute of Technology in 1977, where he was promoted to Professor in 1985. He has been the recipient of numerous awards and academic honors, including an NIH Career Development Award, a Camille and Henry Dreyfus Foundation Teacher-Scholar Award, the Achievement Award of the Tokyo Society of Medical Sciences. Dr. Lazarides received his B.S. from Wesleyan University in Connecticut and a Ph.D. from Harvard University.

    CARROLL O. JOHNSON. Mr. Johnson is 62 and has served as a director of the Company since 1989. He has been President of Research Management, Inc. since 1985, an independent contract research organization which provides services to the pharmaceutical industry in the implementation of clinical trials. Previously, he served for 25 years in various research, sales and marketing positions with several pharmaceutical companies, including Pharmacia Laboratories, Inc., where he created a national sales force which introduced three major products.

    STEPHEN M. MCGRATH. Mr. McGrath is 60 and has served as a director of the Company since 1989. He is an Executive Vice President of Oppenheimer & Co., Inc. and serves as the Director of its Corporate Finance Department. For the eleven years prior to his employment by Oppenheimer & Co., Inc. in 1983, he held various executive positions with Warner-Lambert Company. Before joining Warner-Lambert Company, Mr. McGrath was Controller and Assistant Treasurer of Sterling Drug, Inc. and a certified public accountant for Price Waterhouse & Co. He is a director of PetroCorp, Inc.

    DONALD E. O'NEILL. Mr. O'Neill is 70 and has served as a director of the Company since 1991. He retired from Warner-Lambert Company in 1991 after 20 years of service. During his tenure, he held various managerial positions, including President of the Parke-Davis Group, President of the Health Technologies Group and President -- International Operations. At the time of his retirement from Warner-Lambert Company, he held the offices of Executive Vice President of the corporation and President and Chairman of its International Operations. He is a director of New Jersey Resources Corporation, Targeted Genetics Corp., Scios-Nova, Inc., MDL Information Systems, Inc., Immunogen, Inc., Fuisz Technologies Ltd. and Cytogen Corp.

    HELEN M. RANNEY, M.D. Dr. Ranney is 75 and has served as a director of the Company since 1991. She is Professor EMERITA, Department of Medicine, University of California at San Diego, having served as Chairman of the Department from 1973 through 1986. From 1986 through 1991, she was Distinguished Physician of the U.S. Department of Veterans Affairs. She formerly was Professor of Medicine at Albert Einstein College of Medicine (New York) and at the State University of New York, Buffalo. Dr. Ranney is a member of many professional societies, including the National Academy of Sciences, the Institute of Medicine, the Association of American Physicians (past President) and the American Society of Hematology (past President). She has more than 150 publications, primarily relating to blood and blood disorders. Dr. Ranney served on the Board of Directors of Squibb Corp. prior to its merger with Bristol-Myers. She received her M.D. from the College of Physicians and Surgeons, Columbia University.

    JEAN G. RIESS, PH.D. Professor Riess is 59 and has served as a director of the Company since 1989. He has been the Director of Laboratoire de Chimie Moleculaire at the University of Nice for over 20 years. He has been an active researcher since receiving a Ph.D. from the University of Strasbourg, with numerous patents and over 300 publications. For more than 20 years Dr. Riess has focused on chemistry related to perfluorochemical emulsions for medical application. In this field, his research group has been active in synthesis of tailored perfluorochemicals, in emulsion technology, in synthesis of fluorinated surfactants, in the physical chemistry of emulsion stabilization and in surfactant self-aggregation. Dr. Riess is responsible for the Corporation's research efforts at its affiliated company, Applications et Transferts de Technologies Avancees in Nice, France.

    THOMAS F. ZUCK, M.D. Dr. Zuck is 62 and has served as a director of the Company since 1990. He is Professor of Transfusion Medicine and Director of Hoxworth Blood Center at the University of Cincinnati Medical Center and is President of Ohio Enterprises International, Inc., a consulting company. Dr. Zuck was formerly director of the Division of Blood and Blood Products at the Office of Biologics Research & Review within the U.S. Food and Drug Administration. He has served in numerous scientific professional societies, including as President of the American Association of Blood Banks and the Council of Community Blood Centers. He was Editor-in-Chief of the journal TRANSFUSION and has more than 100 publications to his credit. Dr. Zuck is a retired U.S. Army Colonel, where he was a Commander of the Letterman Army Institute of Research and, for many years, involved with the Army's blood substitute development program. Dr. Zuck received his LL.B. from Yale Law School and his M.D. from Hahnemann Medical College.

                                  UNDERWRITING

    Subject to the terms and conditions of the Underwriting Agreement between the Company and Lehman Brothers Inc., Cowen & Company and Oppenheimer & Co., Inc., as the Representatives, the Underwriters named below have severally agreed to purchase from the Company, and the Company has agreed to sell to the Underwriters, the respective numbers of shares of Common Stock set forth opposite their names:

                                                                                             NUMBER OF
UNDERWRITERS                                                                                   SHARES
------------------------------------------------------------------------------------------  ------------
Lehman Brothers Inc.......................................................................
Cowen & Company...........................................................................
Oppenheimer & Co., Inc....................................................................

                                                                                            ------------
    Total.................................................................................     2,500,000
                                                                                            ------------
                                                                                            ------------

    The Underwriting Agreement provides that the obligations of the several Underwriters thereunder are subject to approval of certain legal matters by counsel and to various other conditions. The nature of the Underwriters' obligations is such that they are committed to purchase and pay for all of the above shares of Common Stock if any are purchased.

    The Underwriters propose to offer the shares of Common Stock directly to the public at the public offering price set forth on the cover page of this Prospectus, and at such price less a concession not in excess of $[ ] per share of Common Stock to certain dealers who are members of the National Association of Securities Dealers, Inc. The Underwriters may allow, and such dealers may re-allow, discounts not in excess of $[ ] per share of Common Stock to certain other dealers. After this offering to the public, the offering price and selling terms may be changed by the Representatives.

    The Underwriters have been granted a 30-day over-allotment option to purchase up to an aggregate of 375,000 additional shares of Common Stock, exercisable at the public offering price less the underwriting discount. If the Underwriters exercise such over-allotment option, then each of the Underwriters will have a firm commitment, subject to certain conditions, to purchase approximately the same percentage thereof as the number of shares of Common Stock to be purchased by it as shown in the above table bears to the 2,500,000 shares of Common Stock offered hereby. The Underwriters may exercise such option only to cover over-allotments made in connection with the sale of the shares of Common Stock offered hereby.

    Certain of the Underwriters and selling group members (if any) that currently act as market makers for the Common Stock may engage in "passive market making" in the Common Stock on Nasdaq in accordance with Rule 10b-6A under the Exchange Act. Rule 10b-6A permits, upon the satisfaction of certain conditions, underwriters and selling group members participating in a distribution that are also Nasdaq market makers in the security being distributed to engage in limited market making transactions during the period when Rule 10b-6 under the Exchange Act would otherwise prohibit such activity. Rule 10b-6A prohibits underwriters and selling group members engaged in passive market making generally from entering a bid or effecting a purchase at a price that exceeds the highest bid for those securities reported on Nasdaq by a market maker that is not participating in the distribution. Under Rule 10b-6A, each underwriter or selling group member engaged in passive market making is subject to a daily net purchase limitation equal to 30% of such entity's average daily trading volume during the two full consecutive calendar months immediately preceding the date of the filing of the registration statement under the Securities Act pertaining to the security to be distributed.

    The foregoing shall not prohibit any participants in the distribution from making any purchases of securities otherwise permitted by Rule 10b-6 under the Exchange Act. Such exemptive relief also requires that such firms not engage in transactions for the purpose of creating actual or apparent active trading.

    The Company and the Underwriters have agreed to indemnify each other against certain liabilities, including liabilities under the Securities Act, and to contribute in respect thereof.

    Stephen M. McGrath, a Director of the Company, is an Executive Vice President of Oppenheimer & Co., Inc. and serves as Director of its Corporate Finance Department. Oppenheimer & Co., Inc. is currently assisting the Company in its search for a strategic partner to develop and market IMAGENT US on a worldwide basis. Oppenheimer & Co., Inc. and certain related parties currently hold warrants to acquire approximately 174,000 shares of Common Stock. See "Business -- Marketing."

    Lehman  Brothers  Inc.  assisted  the  Company  in  obtaining  the   License
Agreements and has earned fees payable by the Company in connection with such transactions.

    The Company and certain of its officers and directors of the Company have agreed that they will not, directly or indirectly, offer, sell or otherwise dispose of any shares of Common Stock or any securities convertible into or exchangeable or exercisable for, or any rights to purchase or acquire, Common Stock for a period of 90 days after the date of this Prospectus, without the prior written consent of Lehman Brothers Inc.

                                 LEGAL MATTERS

    The validity of the issuance of the shares of Common Stock offered hereby will be passed upon for the Company by Stroock & Stroock & Lavan and for the Underwriters by Shearman & Sterling. The information under "Risk Factors" and "Business -- Patents" with respect to patents and patent laws has been passed upon by Knobbe, Martens, Olson & Bear.

                                    EXPERTS

    The consolidated financial statements of Alliance Pharmaceutical Corp. at June 30, 1994 and 1995, and for each of the two years in the period then ended, appearing and incorporated by reference in this Prospectus and Registration Statement have been audited by Ernst & Young LLP, independent auditors, as set forth in their report thereon appearing elsewhere herein and incorporated herein by reference, and are included and incorporated herein by reference in reliance upon such report given upon the authority of such firm as experts in accounting and auditing.

    The consolidated financial statements of Alliance Pharmaceutical Corp. for the year ended June 30, 1993, appearing and incorporated by reference in this Prospectus and Registration Statement from the Company's Annual Report on Form 10-K for the year ended June 30, 1995, have been audited by Deloitte & Touche LLP, independent auditors, as stated in their report, which is also included and incorporated herein by reference. Such financial statements have been so included and incorporated by reference in reliance upon the report of such firm given upon their authority as experts in accounting and auditing.

                         INDEX TO FINANCIAL STATEMENTS

                                                                                                                PAGE
                                                                                                                -----
Report of Ernst & Young LLP, Independent Auditors..........................................................         F-2
Report of Deloitte & Touche LLP, Independent Auditors......................................................         F-3
Consolidated Balance Sheets at June 30, 1994 and 1995 and December 31, 1995 (unaudited)....................         F-4
Consolidated Statements of Operations for each of the three years in the period ended June 30, 1995 and for
 the six months ended December 31, 1994 and 1995 (unaudited)...............................................         F-5
Consolidated Statements of Stockholders' Equity for each of the three years in the period ended June 30,
 1995 and the six months ended December 31, 1995 (unaudited)...............................................         F-6
Consolidated Statements of Cash Flows for each of the three years in the period ended June 30, 1995 and the
 six months ended December 31, 1994 and 1995 (unaudited)...................................................         F-7
Notes to Consolidated Financial Statements.................................................................         F-8

               REPORT OF ERNST & YOUNG LLP, INDEPENDENT AUDITORS

The Board of Directors and Stockholders
Alliance Pharmaceutical Corp.

    We have audited the accompanying consolidated balance sheets of Alliance Pharmaceutical Corp. and subsidiaries as of June 30, 1995 and 1994, and the related consolidated statements of operations, stockholders' equity, and cash flows for each of the two years in the period ended June 30, 1995. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits. The consolidated financial statements of Alliance Pharmaceutical Corp. and subsidiaries for the year ended June 30, 1993, were audited by other auditors whose report, dated July 27, 1993, expressed an unqualified opinion on those statements.

    We conducted our audits in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

    In our opinion, the 1995 and 1994 financial statements referred to above present fairly, in all material respects, the consolidated financial position of Alliance Pharmaceutical Corp. and subsidiaries at June 30, 1995 and 1994, and the consolidated results of their operations and their cash flows for each of the two years in the period ended June 30, 1995, in conformity with generally accepted accounting principles.

                                             ERNST & YOUNG LLP

San Diego, California
July 26, 1995

                          INDEPENDENT AUDITORS' REPORT

The Board of Directors of
Alliance Pharmaceutical Corp.:

    We have audited the accompanying consolidated statements of operations, stockholders' equity and cash flows of Alliance Pharmaceutical Corp. and Subsidiaries (the "Company") for the year ended June 30, 1993. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

    We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatements. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

    In our opinion, such consolidated financial statements present fairly, in all material respects, the results of the Company's operations and its cash flows for the year ended June 30, 1993, in conformity with generally accepted accounting principles.

                                             DELOITTE & TOUCHE LLP

New York, New York
July 27, 1993

                 ALLIANCE PHARMACEUTICAL CORP. AND SUBSIDIARIES
                          CONSOLIDATED BALANCE SHEETS
                                     ASSETS

                                                                           JUNE 30,
                                                               --------------------------------
                                                                    1994             1995
                                                               ---------------  ---------------   DECEMBER 31,
                                                                                                      1995
                                                                                                 ---------------
                                                                                                   (UNAUDITED)
Current assets:
  Cash and cash equivalents..................................  $     1,902,000  $    12,519,000  $     4,763,000
  Short-term investments (Note 3)............................       19,154,000       10,964,000        7,959,000
  Research revenue receivable (Note 5).......................        --               2,060,000        2,020,000
  Inventories and other current assets (Note 2)..............        1,349,000        1,913,000        1,778,000
                                                               ---------------  ---------------  ---------------
    Total current assets.....................................       22,405,000       27,456,000       16,520,000
Property, plant and equipment -- net (Note 2)................       10,165,000        9,946,000       10,542,000
Purchased technology -- net (Note 1).........................       19,385,000       17,371,000       16,725,000
Other assets -- net..........................................        1,177,000        1,257,000        1,105,000
                                                               ---------------  ---------------  ---------------
                                                               $    53,132,000  $    56,030,000  $    44,892,000
                                                               ---------------  ---------------  ---------------
                                                               ---------------  ---------------  ---------------

                                      LIABILITIES AND STOCKHOLDERS' EQUITY
Current liabilities:
  Accounts payable...........................................  $     1,074,000  $     2,509,000  $     1,821,000
  Accrued expenses (Note 2)..................................        1,885,000        2,601,000        2,873,000
  Current portion of long-term debt..........................        --               --                 682,000
                                                               ---------------  ---------------  ---------------
    Total current liabilities................................        2,959,000        5,110,000        5,376,000
Long-term debt (Note 7)......................................        --               --               1,314,000
Other........................................................          348,000          843,000        1,199,000
Commitments and contingencies (Note 7)
Stockholders' equity (Notes 4 and 5):
  Preferred stock -- $.01 par value; 5,000,000 shares
   authorized; 1,500,000 issued and outstanding at June 30,
   1995 and December 31, 1995, respectively..................        --                  15,000           15,000
  Common stock -- $.01 par value; 50,000,000 shares
   authorized; 21,372,054, 24,759,150 and 24,916,691 shares
   issued and outstanding at June 30, 1994 and 1995 and
   December 31, 1995, respectively...........................          214,000          248,000          249,000
  Additional paid-in capital.................................      208,954,000      238,874,000      240,505,000
  Accumulated deficit........................................     (159,343,000)    (189,060,000)    (203,766,000)
                                                               ---------------  ---------------  ---------------
    Total stockholders' equity...............................       49,825,000       50,077,000       37,003,000
                                                               ---------------  ---------------  ---------------
                                                               $    53,132,000  $    56,030,000  $    44,892,000
                                                               ---------------  ---------------  ---------------
                                                               ---------------  ---------------  ---------------

                See Notes to Consolidated Financial Statements.

                 ALLIANCE PHARMACEUTICAL CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF OPERATIONS

                                                                                              SIX MONTHS ENDED
                                                    YEARS ENDED JUNE 30,                        DECEMBER 31,
                                       ----------------------------------------------  ------------------------------
                                            1993            1994            1995            1994            1995
                                       --------------  --------------  --------------  --------------  --------------
                                                                                                (UNAUDITED)
Revenues:
  License and research revenue (Note
   5)................................  $    2,320,000  $      163,000  $   11,640,000  $    7,100,000  $    4,110,000
  Product revenue -- net.............          50,000         246,000         176,000         109,000          76,000
                                       --------------  --------------  --------------  --------------  --------------
                                            2,370,000         409,000      11,816,000       7,209,000       4,186,000
Operating expenses:
  Research and development...........      24,767,000      31,605,000      35,063,000      19,129,000      15,562,000
  General and administrative.........       6,405,000       7,312,000       7,085,000       3,804,000       3,385,000
                                       --------------  --------------  --------------  --------------  --------------
                                           31,172,000      38,917,000      42,148,000      22,933,000      18,947,000
                                       --------------  --------------  --------------  --------------  --------------
Loss from operations.................     (28,802,000)    (38,508,000)    (30,332,000)    (15,724,000)    (14,761,000)
Investment and other income -- net...       2,422,000       1,562,000       1,209,000         575,000         430,000
                                       --------------  --------------  --------------  --------------  --------------
Net loss.............................     (26,380,000)    (36,946,000)    (29,123,000)    (15,149,000)    (14,331,000)
Dividends on preferred stock.........        --              --              (594,000)       (219,000)       (375,000)
                                       --------------  --------------  --------------  --------------  --------------
Net loss applicable to common
 shares..............................  $  (26,380,000) $  (36,946,000) $  (29,717,000) $  (15,368,000) $  (14,706,000)
                                       --------------  --------------  --------------  --------------  --------------
Net loss per common share............  $        (1.39) $        (1.83) $        (1.35) $        (0.72) $        (0.59)
                                       --------------  --------------  --------------  --------------  --------------
Weighted average number of common
 shares outstanding..................      18,946,000      20,226,000      21,959,000      21,385,000      24,851,000
                                       --------------  --------------  --------------  --------------  --------------
                                       --------------  --------------  --------------  --------------  --------------

                See Notes to Consolidated Financial Statements.

                 ALLIANCE PHARMACEUTICAL CORP. AND SUBSIDIARIES
                CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

                                                                                                         CAPITAL
                                                CONVERTIBLE                                           ARISING FROM
                                              PREFERRED STOCK          COMMON STOCK      ADDITIONAL    ACQUISITION
                                           ----------------------  --------------------    PAID-IN         OF        ACCUMULATED
                                            SHARES      AMOUNT      SHARES     AMOUNT      CAPITAL     SUBSIDIARY      DEFICIT
                                           ---------  -----------  ---------  ---------  -----------  -------------  ------------
Balances at June 30, 1992................                          18,817,000 $ 188,000  $188,838,000  $ 1,544,000   $(96,017,000)
Exercise of stock options and warrants...                            109,000      1,000      449,000
Installment payment related to
 acquisition of BioPulmonics, Inc........                             69,000      1,000      876,000      (744,000)
Issuance of stock in satisfaction of
 employer matching contribution to 401(k)
 savings plan............................                              5,000                  61,000
Amortization of deferred compensation....                                                    327,000
Net loss.................................                                                                             (26,380,000)
                                           ---------  -----------  ---------  ---------  -----------  -------------  ------------
Balances at June 30, 1993................                          19,000,000   190,000  190,551,000       800,000   (122,397,000)
Sale of common stock.....................                          2,180,000     22,000   15,228,000
Exercise of stock options and warrants...                             75,000      1,000      199,000
Installment payment related to
 acquisition of BioPulmonics, Inc........                            105,000      1,000      921,000      (800,000)
Issuance of warrants in connection with
 acquisition of product rights...........                                                  1,840,000
Issuance of stock in satisfaction of
 employer matching contribution to 401(k)
 savings plan............................                             12,000                  95,000
Amortization of deferred compensation....                                                    120,000
Net loss.................................                                                                             (36,946,000)
                                           ---------  -----------  ---------  ---------  -----------  -------------  ------------
Balances at June 30, 1994................                          21,372,000   214,000  208,954,000                 (159,343,000)
Sale of convertible preferred stock......  1,500,000   $  15,000                          14,618,000
Sale of common stock.....................                          3,175,000     32,000   14,262,000
Exercise of stock options and warrants...                             56,000      1,000       36,000
Installment payment related to
 acquisition of BioPulmonics, Inc........                            131,000      1,000      999,000
Issuance of stock in satisfaction of
 employer matching contribution to 401(k)
 savings plan............................                             25,000                 150,000
Net unrealized loss on available-for-sale
 securities..............................                                                   (145,000)
Dividends on preferred stock.............                                                                                (594,000)
Net loss.................................                                                                             (29,123,000)
                                           ---------  -----------  ---------  ---------  -----------  -------------  ------------
Balances at June 30, 1995................  1,500,000      15,000   24,759,000   248,000  238,874,000                 (189,060,000)
Exercise of stock options and warrants
 (unaudited).............................                            108,000      1,000      843,000
Issuance of stock in connection with
 purchased technology (unaudited)........                             50,000                 750,000
Net unrealized gain on available-for-sale
 securities (unaudited)..................                                                     38,000
Dividends on preferred stock
 (unaudited).............................                                                                                (375,000)
Net loss (unaudited).....................                                                                             (14,331,000)
                                           ---------  -----------  ---------  ---------  -----------  -------------  ------------
Balances at December 31, 1995
 (unaudited).............................  1,500,000   $  15,000   24,917,000 $ 249,000  $240,505,000                $(203,766,000)
                                           ---------  -----------  ---------  ---------  -----------  -------------  ------------
                                           ---------  -----------  ---------  ---------  -----------  -------------  ------------

                See Notes to Consolidated Financial Statements.

                 ALLIANCE PHARMACEUTICAL CORP. AND SUBSIDIARIES
                     CONSOLIDATED STATEMENTS OF CASH FLOWS

                                                                                           SIX MONTHS ENDED
                                                        YEARS ENDED JUNE 30,                 DECEMBER 31,
                                                -------------------------------------  ------------------------
                                                   1993         1994         1995         1994         1995
                                                -----------  -----------  -----------  -----------  -----------
                                                                                             (UNAUDITED)
Operating activities:
  Net loss....................................  $(26,380,000) $(36,946,000) $(29,123,000) $(15,149,000) $(14,331,000)
                                                -----------  -----------  -----------  -----------  -----------
  Adjustments to reconcile net loss to net
   cash used in operating activities:
    Depreciation and amortization.............    2,633,000    3,073,000    2,859,000    1,458,000    1,520,000
    Non-cash compensation -- net..............      388,000      215,000      150,000                   163,000
    Acquired research and development.........                              1,686,000    1,686,000      757,000
    Changes in operating assets and
     liabilities:
      Research revenue receivable.............                                          (3,100,000)      40,000
      Inventories and other...................   (1,628,000)   1,331,000   (2,728,000)    (281,000)     172,000
      Accounts payable and accrued expenses
       and other..............................      330,000      285,000    1,459,000      722,000     (434,000)
                                                -----------  -----------  -----------  -----------  -----------
Net cash used in operating activities.........  (24,657,000) (32,042,000) (25,697,000) (14,664,000) (12,113,000)
                                                -----------  -----------  -----------  -----------  -----------
Financing activities:
  Issuance of common and preferred stock and
   warrants...................................      450,000   15,450,000   29,557,000   14,859,000      675,000
  Proceeds from long-term debt................                                                        2,208,000
  Payments on long-term debt..................     (149,000)      (3,000)                              (212,000)
  Restricted cash.............................       17,000
                                                -----------  -----------  -----------  -----------  -----------
Net cash provided by financing activities.....      318,000   15,447,000   29,557,000   14,859,000    2,671,000
                                                -----------  -----------  -----------  -----------  -----------
Investing activities:
  Short-term investments......................   16,727,000   15,072,000    8,045,000    4,300,000    3,042,000
  Property, plant and equipment                  (2,539,000)  (1,891,000)  (1,288,000)    (451,000)  (1,356,000)
                                                -----------  -----------  -----------  -----------  -----------
Net cash provided by investing activities.....   14,188,000   13,181,000    6,757,000    3,849,000    1,686,000
                                                -----------  -----------  -----------  -----------  -----------
Increase (decrease) in cash and cash
 equivalents..................................  (10,151,000)  (3,414,000)  10,617,000    4,044,000   (7,756,000)
Cash and cash equivalents at beginning of
 period.......................................   15,467,000    5,316,000    1,902,000    1,902,000   12,519,000
                                                -----------  -----------  -----------  -----------  -----------
Cash and cash equivalents at end of period....  $ 5,316,000  $ 1,902,000  $12,519,000  $ 5,946,000  $ 4,763,000
                                                -----------  -----------  -----------  -----------  -----------
                                                -----------  -----------  -----------  -----------  -----------
Supplemental disclosure of non-cash investing
 and financing activities:
  Preferred stock dividend....................                            $   594,000  $   219,000  $   375,000
  Common stock issued for BioPulmonics, Inc.
   installment payment........................  $   877,000  $   922,000  $ 1,000,000
  Issuance of warrants in connection with
   acquisition of product rights..............               $ 1,840,000

                 See Notes to Consolidated Financial Statements

                 ALLIANCE PHARMACEUTICAL CORP. AND SUBSIDIARIES
                   NOTES TO CONSOLIDATED FINANCIAL STATEMENTS
     (INFORMATION SUBSEQUENT TO JUNE 30, 1995, AND FOR THE SIX MONTHS ENDED
                   DECEMBER 31, 1994 AND 1995, IS UNAUDITED.)

1.  ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

    ORGANIZATION

    Alliance    Pharmaceutical   Corp.   ("Alliance")   and   its   subsidiaries
(collectively, the "Company") are engaged in identifying, designing, and developing novel medical and pharmaceutical products.

    PRINCIPLES OF CONSOLIDATION

    The consolidated financial statements include the accounts of Alliance, its wholly owned subsidiaries, BioPulmonics, Inc. ("BioPulmonics") and Rosanin Corporation, and its majority-owned subsidiaries, Astral, Inc., Talco Pharmaceutical, Inc., and Applications et Transferts de Technologies Avancees. All significant intercompany accounts and transactions have been eliminated. Certain amounts in 1993, 1994, and 1995 have been reclassified to conform to the current period's presentation.

    CASH, CASH EQUIVALENTS, AND SHORT-TERM INVESTMENTS

    Effective July 1, 1994, the Company adopted Statement of Financial Accounting Standards No. 115 ("FAS No. 115"), ACCOUNTING FOR CERTAIN INVESTMENTS IN DEBT AND EQUITY SECURITIES. Cash, cash equivalents, and short-term investments consist of highly liquid debt instruments. The Company considers instruments purchased with an original maturity of three months or less to be cash equivalents. Management has classified the Company's cash equivalents and short-term investments as available-for-sale securities in the accompanying financial statements. Available-for-sale securities are carried at fair value, with the unrealized gains and losses, net of tax, reported as a component of stockholders' equity.

    INVENTORIES

    Inventories, which consist primarily of raw materials, are stated at the lower of cost (first-in, first-out basis) or market.

    CONCENTRATION OF CREDIT RISK

    Cash, cash equivalents, and short-term investments are financial instruments which potentially subject the Company to concentration of credit risk. The Company invests its excess cash primarily in U.S. government securities and marketable debt securities of financial institutions and corporations with strong credit ratings. The Company has established guidelines relative to diversification and maturities to maintain safety and liquidity. These guidelines are reviewed periodically and modified to take advantage of trends in yields and interest rates. The Company has not experienced any material losses on its investments.

    PROPERTY, PLANT, EQUIPMENT, AND OTHER ASSETS

    Buildings, furniture, and equipment are stated at cost and depreciation is computed using the straight-line method over the estimated useful lives of 4 to 25 years. Leasehold improvements are amortized using the straight-line method over the shorter of the estimated useful lives of the assets or the lease term. Technology and patent rights are amortized using the straight-line method over 5 to 20 years.

    PURCHASED TECHNOLOGY

    The purchased technology was primarily acquired by virtue of the merger of Fluoromed Pharmaceutical, Inc. into a subsidiary of the Company in fiscal 1989. The technology acquired is the Company's core perfluorochemical ("PFC") technology and it was valued based on an analysis of the present value of future earnings anticipated from this technology at that time. The Company identified alternative future uses for the PFC technology, including the OXYGENT-TM- (temporary blood substitute) and LIQUIVENT-REGISTERED TRADEMARK- (intrapulmonary oxygen carrier) products. Purchased technology also includes $2.0 million for technology capitalized as a result of the acquisition of BioPulmonics in December 1991. Since the acquisition, an alternative future use

                 ALLIANCE PHARMACEUTICAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION SUBSEQUENT TO JUNE 30, 1995, AND FOR THE SIX MONTHS ENDED
                   DECEMBER 31, 1994 AND 1995, IS UNAUDITED.)

1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED) of the acquired technology has been pursued by the Company. An intrapulmonary drug delivery system using the PFC-based liquid as a carrier (or dispersing agent) is being developed by Alliance from the liquid ventilation technology.

    The PFC technology is the basis for the Company's main drug development programs and is being amortized over a 20-year life. Amortization of purchased technology is included in research and development expense. Accumulated amortization was $6,193,000, $7,355,000, and $7,936,000 at June 30, 1994 and
1995 and December 31, 1995, respectively. The technology acquired from BioPulmonics is being amortized over five to seven years, and accumulated amortization was $357,000, $500,000, and $671,000 at June 30, 1994 and 1995 and
December 31, 1995, respectively.

    The carrying value of purchased technology is reviewed periodically based on the projected cash flows to be received from license fees, milestone payments, royalties and other product revenues. If such cash flows are less than the carrying value of the purchased technology, the difference will be charged to expense.

    OPTIONS

    The  Company has elected  to follow Accounting  Principles Board Opinion No.
25,  "Accounting  for  Stock   Issued  to  Employees"   (APB  25)  and   related
Interpretations in accounting for its employee stock options.

    RESEARCH AND DEVELOPMENT EXPENSES

    Research and development expenditures are charged to expense as incurred.

    NET LOSS PER COMMON SHARE

    Net loss per common share is based on the weighted average number of common shares outstanding during the respective periods and does not include common stock equivalents since their effect on the net loss per common share would be anti-dilutive.

2.  FINANCIAL STATEMENT DETAILS

    PROPERTY, PLANT, AND EQUIPMENT -- NET

    Property, plant, and equipment consist of the following:

                                                                      JUNE 30,
                                                            ----------------------------  DECEMBER 31,
                                                                1994           1995           1995
                                                            -------------  -------------  -------------
Land......................................................  $     225,000  $     225,000  $     225,000
Buildings.................................................        300,000        300,000        300,000
Building improvements.....................................      1,561,000      1,574,000      1,574,000
Furniture, fixtures, and equipment........................      9,467,000     10,419,000     10,741,000
Leasehold improvements                                          3,356,000      3,678,000      4,713,000
                                                            -------------  -------------  -------------
                                                               14,909,000     16,196,000     17,553,000
Less accumulated depreciation and amortization............     (4,744,000)    (6,250,000)    (7,011,000)
                                                            -------------  -------------  -------------
                                                            $  10,165,000  $   9,946,000  $  10,542,000
                                                            -------------  -------------  -------------

                 ALLIANCE PHARMACEUTICAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION SUBSEQUENT TO JUNE 30, 1995, AND FOR THE SIX MONTHS ENDED
                   DECEMBER 31, 1994 AND 1995, IS UNAUDITED.)

2.  FINANCIAL STATEMENT DETAILS (CONTINUED)
    INVENTORIES AND OTHER CURRENT ASSETS

    Inventories and other current assets consist of the following:

                                                                        JUNE 30,
                                                               --------------------------  DECEMBER 31,
                                                                   1994          1995          1995
                                                               ------------  ------------  ------------
Inventories..................................................  $    384,000  $  1,323,000   $1,289,000
Loan receivable..............................................       197,000       127,000      247,000
Interest receivable..........................................       362,000       231,000      187,000
Deferred financing costs.....................................       126,000       --            --
Other........................................................       280,000       232,000       55,000
                                                               ------------  ------------  ------------
                                                               $  1,349,000  $  1,913,000   $1,778,000
                                                               ------------  ------------  ------------

    Inventories include amounts related to certain raw materials reimbursable under a license agreement.

    ACCRUED EXPENSES

    Accrued expenses consist of the following:

                                                                        JUNE 30,
                                                               --------------------------  DECEMBER 31,
                                                                   1994          1995          1995
                                                               ------------  ------------  ------------
Payroll and related expenses.................................  $  1,398,000  $  1,736,000   $2,135,000
Rent and related operating expenses..........................       323,000       206,000      206,000
Other........................................................       164,000       659,000      532,000
                                                               ------------  ------------  ------------
                                                               $  1,885,000  $  2,601,000   $2,873,000
                                                               ------------  ------------  ------------
                                                               ------------  ------------  ------------

3.  INVESTMENTS
    The following is a summary of available-for-sale securities at June 30, 1995:

                                                                    GROSS        GROSS
                                                                 UNREALIZED   UNREALIZED     ESTIMATED
                                                      COST          GAINS       LOSSES      FAIR VALUE
                                                  -------------  -----------  -----------  -------------
U.S. Government Securities......................  $   5,049,000   $   1,000   $  (108,000) $   4,942,000
Corporate Securities............................      8,029,000       6,000       (44,000)     7,991,000
                                                  -------------  -----------  -----------  -------------
                                                  $  13,078,000   $   7,000   $  (152,000) $  12,933,000
                                                  -------------  -----------  -----------  -------------
                                                  -------------  -----------  -----------  -------------

    The gross realized losses on sales of available-for-sale securities totaled $104,000 in 1995. The net unrealized losses of $145,000 in 1995 are recorded as a component of additional paid-in capital. The unrealized losses had no cash effect and therefore are not reflected in the consolidated statement of cash flows.

                 ALLIANCE PHARMACEUTICAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION SUBSEQUENT TO JUNE 30, 1995, AND FOR THE SIX MONTHS ENDED
                   DECEMBER 31, 1994 AND 1995, IS UNAUDITED.)

3.  INVESTMENTS (CONTINUED)
    The amortized cost and estimated fair value of available-for-sale debt securities at June 30, 1995, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations.

                                                                                            ESTIMATED
                                                                               COST        FAIR VALUE
                                                                           -------------  -------------
Due in one year or less..................................................  $   7,565,000  $   7,539,000
Due in one year through three years......................................      5,513,000      5,394,000
                                                                           -------------  -------------
                                                                           $  13,078,000  $  12,933,000
                                                                           -------------  -------------
                                                                           -------------  -------------

    As of June 30, 1995, $1,969,000 of the available-for-sale securities were classified as cash equivalents.

    The following is a summary of available-for-sale securities at December 31, 1995:

                                                                    GROSS        GROSS
                                                                 UNREALIZED   UNREALIZED     ESTIMATED
                                                      COST          GAINS       LOSSES      FAIR VALUE
                                                  -------------  -----------  -----------  -------------
U.S. Government Securities......................  $   5,592,000   $   2,000   $   (77,000) $   5,517,000
Corporate Securities............................      5,386,000                   (32,000)     5,354,000
                                                  -------------  -----------  -----------  -------------
                                                  $  10,978,000   $   2,000   $  (109,000) $  10,871,000
                                                  -------------  -----------  -----------  -------------
                                                  -------------  -----------  -----------  -------------

    There were no realized losses on sales of available-for-sale securities for the six months ended December 31, 1995. The net unrealized losses of $107,000 at December 31, 1995 are recorded as a component of additional paid-in capital. The unrealized losses had no cash effect and therefore are not reflected in the consolidated statement of cash flows.

    The amortized cost and estimated fair value of available-for-sale debt securities at December 31, 1995, by contractual maturity, are shown below. Expected maturities may differ from contractual maturities because the issuers of the securities may have the right to prepay obligations.

                                                                                            ESTIMATED
                                                                               COST        FAIR VALUE
                                                                           -------------  -------------
Due in one year or less..................................................  $   6,099,000  $   6,088,000
Due in one year through three years......................................      4,879,000      4,783,000
                                                                           -------------  -------------
                                                                           $  10,978,000  $  10,871,000
                                                                           -------------  -------------
                                                                           -------------  -------------

    As of December 31, 1995, $2,912,000 of the available-for-sale securities were classified as cash equivalents.

4.  STOCKHOLDERS' EQUITY
    In April 1995, the Company completed offerings of 3.2 million shares of newly issued common stock. Net proceeds to the Company from such offerings were approximately $14.3 million.

    STOCK OPTION PLANS

    The Company has a 1983 Incentive Stock Option Plan (the "1983 Plan"), a 1983 Non-Qualified Stock Option Program (the "1983 Program"), and a 1991 Stock Option Plan which provides for both incentive and non-qualified stock options (the "1991 Plan"). These plans provide for the granting of options to purchase shares of the Company's common stock (up to an aggregate of 500,000, 2,500,000, and 3,200,000 shares

                 ALLIANCE PHARMACEUTICAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION SUBSEQUENT TO JUNE 30, 1995, AND FOR THE SIX MONTHS ENDED
                   DECEMBER 31, 1994 AND 1995, IS UNAUDITED.)

4.  STOCKHOLDERS' EQUITY (CONTINUED)
under the 1983 Plan, 1983 Program, and 1991 Plan, as amended and approved in November 1995, respectively) to directors, officers, employees, and consultants. The optionees, date of grant, option price (which cannot be less than 100% and 80% of the fair market value of the common stock on the date of grant for incentive stock options and non-qualified stock options, respectively), vesting schedule, and term of options, which cannot exceed ten years (five years under the 1983 Plan), are determined by the Stock Option Committee of the Board of Directors. The 1983 Plan has expired and no additional options may be granted under such plan.

    The following table summarizes stock option activity through December 31, 1995:

                                                                                             WEIGHTED
                                                                                 SHARES    AVERAGE PRICE
                                                                               ----------  -------------
Balance at June 30, 1992.....................................................   1,548,974    $    9.87
  Granted....................................................................     408,210    $   12.04
  Exercised..................................................................    (102,941)   $    5.50
  Terminated/Expired.........................................................     (44,340)   $   22.77
                                                                               ----------
Balance at June 30, 1993.....................................................   1,809,903    $   10.43
  Granted....................................................................     564,550    $    9.42
  Exercised..................................................................     (74,666)   $    2.81
  Terminated/Expired.........................................................     (51,215)   $   11.57
                                                                               ----------
Balance at June 30, 1994.....................................................   2,248,572    $   10.42
  Granted....................................................................     967,050    $    5.50
  Exercised..................................................................     (56,103)   $    3.98
  Terminated/Expired.........................................................    (115,531)   $   11.14
                                                                               ----------
Balance at June 30, 1995.....................................................   3,043,988    $    9.02
  Granted....................................................................     161,900    $   10.94
  Exercised..................................................................    (132,220)   $    6.38
  Terminated/Expired.........................................................     (75,452)   $   13.99
                                                                               ----------
Balance at December 31, 1995.................................................   2,998,216    $    9.12
                                                                               ----------
Available for future grant under the 1983 Program............................      26,260
                                                                               ----------
Available for future grant under the 1991 Plan...............................   1,156,125
                                                                               ----------

    As of December 31, 1995, the Company had recorded as a liability dividends payable totalling $969,000 on the Series A Preferred Stock.

    At June 30, 1995, 1,773,902 options were vested and exercisable.

    At December 31, 1995, 1,781,460 options were vested and exercisable.

    WARRANTS

    In December 1993, the Company issued a warrant to purchase 500,000 shares of the Company's common stock through December 2000 at $12 per share. The warrant was issued to a former corporate partner in exchange for certain marketing and manufacturing rights which were re-acquired by the Company. In August 1994, the Company issued a warrant to purchase 300,000 shares of common stock through August 1997 at an exercise price of $15 per share. The warrant was issued in conjunction with the license agreement discussed in Note 5. In July 1995, the Company issued a warrant to purchase 100,000 shares of

                 ALLIANCE PHARMACEUTICAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION SUBSEQUENT TO JUNE 30, 1995, AND FOR THE SIX MONTHS ENDED
                   DECEMBER 31, 1994 AND 1995, IS UNAUDITED.)

4.  STOCKHOLDERS' EQUITY (CONTINUED)
common stock through June 2000 at an exercise price of $10.00 per share. The warrant was issued in exchange for certain patents, patent rights, and related documents. At December 31, 1995, the Company had warrants outstanding to purchase 1,082,289 shares of common stock at prices ranging from $6.95 to $15.96 per share. The warrants expire on various dates from August 1997 through December 2000.

    PREFERRED STOCK

    In fiscal 1995, in conjunction with a license agreement (see Note 5), Johnson & Johnson Development Corp. purchased 1.5 million shares of Alliance convertible preferred stock for $15.0 million. On or before June 30, 1998, each share of the preferred stock will be converted into a number of common shares based upon the lower of the average price of Alliance common stock at the time of conversion or $20 per share. Prior to conversion, each share of preferred stock is entitled to one-half vote on matters on which shareholders are entitled to vote. The preferred stock carries a cumulative annual cash dividend of $0.50 per share. As of December 31, 1995, the Company had recorded as a liability dividends payable totalling $969,000 on the Series A Preferred Stock.

    ACQUISITION OF BIOPULMONICS, INC.

    In December 1991, the Company purchased all the outstanding stock of BioPulmonics in a transaction recorded using the purchase method of accounting. The total purchase price was $3,055,000, payable in four installments.

    In June 1995, the Company made the final $1,000,000 payment to the former BioPulmonics' stockholders to complete the acquisition, substantially all of which was made in the Company's common stock. Since the acquisition of BioPulmonics, an alternative future use of the acquired technology has been pursued by the Company. An intrapulmonary drug delivery system using the PFC-based liquid as a carrier (or dispersing agent) is being developed by Alliance from the liquid ventilation technology. Accordingly, the Company has capitalized purchased technology of $1,000,000.

5.  LICENSE AGREEMENT
    In August 1994, the Company executed a license agreement with Ortho Biotech, Inc. and The R.W. Johnson Pharmaceutical Research Institute, a division of Ortho Pharmaceutical Corporation (collectively referred to as "Ortho"), which provides Ortho with worldwide marketing and, at its election, manufacturing rights to the Company's injectable perfluorochemical emulsions capable of transporting oxygen for therapeutic use. Ortho will pay to Alliance a royalty based upon its sales of the products after commercialization. In addition, Ortho paid to Alliance an initial license fee of $4.0 million and will make other payments based on the achievement of certain milestones. Ortho will also be responsible for substantially all the remaining costs of developing the products. Through December 31, 1995, the Company earned research revenue of $11.1 million from Ortho, of which $2.0 million was included in accounts receivable. In conjunction with the license agreement, Johnson & Johnson Development Corp. purchased 1.5 million shares of Alliance convertible preferred stock for $15.0 million and obtained a three-year warrant to purchase 300,000 shares of Alliance common stock at $15 per share.

                 ALLIANCE PHARMACEUTICAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION SUBSEQUENT TO JUNE 30, 1995, AND FOR THE SIX MONTHS ENDED
                   DECEMBER 31, 1994 AND 1995, IS UNAUDITED.)

6.  INCOME TAXES
    Significant components of the Company's deferred tax assets as of June 30, 1994, and 1995 are shown below. A valuation allowance of $70,601,000 has been recognized to offset the deferred tax assets as of June 30, 1995 as realization of such assets is uncertain.

                                                                                     JUNE 30,
                                                                          ------------------------------
                                                                               1994            1995
                                                                          --------------  --------------
Deferred tax assets:
  Net operating loss carryforwards......................................  $   48,686,000  $   56,752,000
  Research and development credits......................................       6,236,000       8,133,000
  Capitalized research expense..........................................       3,372,000       5,470,000
  Other -- net..........................................................        (121,000)        246,000
                                                                          --------------  --------------
  Total deferred tax assets.............................................      58,173,000      70,601,000
  Valuation allowance for deferred tax assets...........................     (58,173,000)    (70,601,000)
                                                                          --------------  --------------
  Net deferred tax assets...............................................  $            0  $            0
                                                                          --------------  --------------

    Approximately $1,740,000 of the valuation allowance for deferred tax assets relates to stock option deductions for 1995 which, when recognized, will be allocated to contributed capital.

    At June 30, 1995, the Company had federal and various state net operating loss carryforwards of approximately $156,000,000 and $33,517,000, respectively. The difference between the federal and state tax loss carryforwards is primarily attributable to the capitalization of research and development expenses for California tax purposes and the fifty percent limitation on California loss carryforwards. The federal and various state tax loss carryforwards will begin expiring in fiscal 1998 and 1996, respectively, unless previously utilized. The Company also has federal and state research and development tax credit carryforwards of $6,996,000 and $1,748,000, respectively, for 1995, which will begin expiring in fiscal 1998 unless previously utilized.

    Federal and California tax laws limit the utilization of income tax net operating loss and credit carryforwards that arise prior to a change of control of the Company. However, the Company believes that such limitations will not have an impact on the utilization of the carryforwards.

7.  COMMITMENTS AND CONTINGENCIES
    The Company leases certain office and research facilities in San Diego and certain equipment under operating leases. Provisions of the facilities lease provide for abatement of rent during certain periods and escalating rent payments during the lease terms based on changes in the Consumer Price Index. Rent expense is recognized on a straight-line basis over the term of the leases.

    Minimum annual commitments related to operating lease payments at June 30, 1995 are as follows:

YEARS ENDING JUNE 30,
---------------------------------------------------------------------
1996.................................................................  $   1,837,000
1997.................................................................      1,863,000
1998.................................................................      1,908,000
1999.................................................................      1,962,000
2000.................................................................        948,000
Thereafter...........................................................      1,523,000
                                                                       -------------
  Total..............................................................  $  10,041,000
                                                                       -------------
                                                                       -------------

                 ALLIANCE PHARMACEUTICAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION SUBSEQUENT TO JUNE 30, 1995, AND FOR THE SIX MONTHS ENDED
                   DECEMBER 31, 1994 AND 1995, IS UNAUDITED.)

7.  COMMITMENTS AND CONTINGENCIES (CONTINUED)
    Rent expense for fiscal 1995, 1994, 1993, and the six months ended December 31, 1994 and 1995 was $2,043,000, $2,286,000, $1,886,000, $978,000, and
$1,044,000, respectively.

    The Company entered into a loan and security agreement in August 1995 under which the Company received $2.2 million. Amounts borrowed under the agreement are secured by fixed assets and will be repaid over three years commencing in September 1995. If certain financial covenants are not satisfied, the note may become due and payable.

    In December 1993, in order to obtain a commitment for a long-term supply of raw material for both clinical trials and anticipated future commercial production requirements, the Company entered into an agreement with a supplier under which the Company was obligated to make payments to the vendor through May 1997 based, in part, upon the achievement of certain milestones. The Company's total minimum future commitment at June 30, 1995 and December 31, 1995 was approximately $3.2 and $2.2 million, respectively, some or all of which may be reimbursed to the Company by existing and future collaborative partners.

    During September 1992, the Company and certain of its officers and directors were named as defendants in several lawsuits filed by certain shareholders. The actions were consolidated into one class action lawsuit. The complaint claims, among other things, that the defendants failed to disclose certain problems with two of the Company's products under development, which conduct is alleged to have falsely portrayed the Company's financial condition. In May 1995, the U.S. District Court for the Southern District of California granted summary judgment in favor of the Company, dismissing the lawsuit in its entirety. The plaintiffs have filed a notice of intent to appeal the dismissal. The Company believes the eventual outcome of the litigation will not have a material adverse effect on the Company's financial condition.

8.  SUBSEQUENT EVENT (UNAUDITED)
    In February 1996, the Company entered into a license agreement (the "HMRI License Agreement") with Hoechst Marion Roussel, Inc. ("HMRI"), which provides HMRI with worldwide marketing rights to LIQUIVENT. The product will be jointly developed by Alliance and HMRI with HMRI responsible for substantially all of the remaining costs of development after March 31, 1996. HMRI will pay Alliance royalties based on sales of the product after commercialization. In conjunction with the HMRI License Agreement, HMRI agreed to purchase 750,000 shares of the Company's Series B Preferred Stock and 200,000 shares of its Series C Preferred Stock for an aggregate of $22.0 million. HMRI will also receive a five-year warrant to acquire 300,000 shares of the Company's common stock at $20.00 per share. The Series B Preferred Stock is convertible into shares of the Company's common stock upon the earliest of: (i) the Company's common stock closing at a price per share of at least $20.00 for twenty consecutive days; (ii) termination of the HMRI License Agreement; or (iii) February 28, 2001. Each share of Series B Preferred Stock will be converted into a number of shares of the Company's common stock based upon the lower of the average closing price of the Company's common stock over the twenty trading days preceding the time of conversion or $20.00 per share. The Series C Preferred Stock converts automatically on June 30, 1997 into a number of shares of the Company's common stock obtained by dividing the average closing price of the Company's common stock over the twenty trading days preceding January 14, 1997 into $5.0 million. Prior to June 29, 1997, HMRI may, if the HMRI License Agreement is terminated, redeem the Series C Preferred Stock for $15.0 million, payable in cash or the Company's common stock at Alliance's election, any time on or before the expiration of five years following the redemption date. In addition, HMRI will pay Alliance an initial license fee and will make other payments upon the achievement of certain milestones. The closing of the transactions with HMRI is subject to obtaining governmental approval under the Hart-Scott-

                 ALLIANCE PHARMACEUTICAL CORP. AND SUBSIDIARIES
             NOTES TO CONSOLIDATED FINANCIAL STATEMENTS (CONTINUED) (INFORMATION SUBSEQUENT TO JUNE 30, 1995, AND FOR THE SIX MONTHS ENDED
                   DECEMBER 31, 1994 AND 1995, IS UNAUDITED.)

8.  SUBSEQUENT EVENT (UNAUDITED) (CONTINUED)
Rodino Anti-Trust Improvements Act of 1976, as amended, and other conditions, all of which are expected to be obtained within the next thirty days. However, there can be no assurance that the transactions will be consummated.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

    NO DEALER, SALESPERSON OR ANY OTHER PERSON HAS BEEN AUTHORIZED TO GIVE ANY INFORMATION OR TO MAKE ANY REPRESENTATION NOT CONTAINED IN THIS PROSPECTUS IN CONNECTION WITH THE OFFER MADE BY THIS PROSPECTUS AND, IF GIVEN OR MADE, SUCH INFORMATION OR REPRESENTATION MUST NOT BE RELIED UPON AS HAVING BEEN AUTHORIZED BY THE COMPANY OR ANY OF THE UNDERWRITERS. THIS PROSPECTUS DOES NOT CONSTITUTE AN OFFER TO SELL OR A SOLICITATION OF AN OFFER TO BUY ANY SECURITIES OTHER THAN THE SECURITIES TO WHICH IT RELATES, OR AN OFFER IN ANY JURISDICTION TO ANY
PERSON TO WHOM IT IS UNLAWFUL TO MAKE SUCH AN OFFER IN SUCH JURISDICTION. NEITHER THE DELIVERY OF THIS PROSPECTUS NOR ANY SALE MADE HEREUNDER SHALL, UNDER ANY CIRCUMSTANCES, CREATE ANY IMPLICATION THAT THE INFORMATION CONTAINED HEREIN IS CORRECT AT ANY TIME AFTER THE DATE HEREOF.

                            ------------------------

                               TABLE OF CONTENTS

                                                                           Pages
                                                                           -----
Incorporation of Certain Documents by Reference.........................       2
Available Information...................................................       2
Prospectus Summary......................................................       3
Risk Factors............................................................       6
Use of Proceeds.........................................................      10
Dilution................................................................      10
Capitalization..........................................................      11
Price Range of Common Stock.............................................      12
Dividend Policy.........................................................      12
Selected Consolidated Financial Data....................................      13
Management's Discussion and Analysis of Financial Condition and Results
 of Operations..........................................................      14
Business................................................................      18
Management..............................................................      26
Underwriting............................................................      29
Legal Matters...........................................................      30
Experts.................................................................      30
Index to Consolidated Financial Statements..............................     F-1

                                2,500,000 SHARES

                                     [LOGO]

                                  COMMON STOCK

                                ----------------
                                   PROSPECTUS
                                         , 1996
                             ---------------------
                                LEHMAN BROTHERS
                                COWEN & COMPANY
                            OPPENHEIMER & CO., INC.

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                                    PART II
                     INFORMATION NOT REQUIRED IN PROSPECTUS

ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION.

    The estimated expenses in connection with the issuance and distribution of the securities being registered, all of which will be borne by the Registrant, are as follows:

SEC registration fee............................................  $17,101.29
Printing and engraving expenses.................................      *
NASD fees.......................................................    8,316
Nasdaq National Market notification fees........................   17,500
Legal fees and expenses.........................................      *
Blue Sky fees and expenses......................................      *
Accounting fees and expenses....................................      *
Miscellaneous...................................................      *
                                                                  ---------
  Total.........................................................
                                                                  ---------
                                                                  ---------

------------------------
*To be completed by amendment.

ITEM 15.  INDEMNIFICATION OF DIRECTORS AND OFFICERS.

    Reference  is made  to Article VI  of the  By-Laws of the  Company (filed as
Exhibit 3(b) to the Company's Annual Report on Form 10-K for the fiscal year ended June 30, 1989) and to Sections 721-727 of the New York Business Corporation Law, which, among other things and subject to certain conditions, authorize the Company to indemnify each of its officers and directors against certain liabilities and expenses incurred by such persons in connection with claims made by reason of their being such officers or directors. Reference is further made to the Company's 1984 underwriting agreement (filed as Exhibit 1(a) to the Registration Statement on Form S-1 (No. 2-88597) as filed on February 17,
1984), to the Company's 1987 underwriting agreement filed as Exhibit 1(a) to the Registration Statement on Form S-1 (No. 33-12679) as filed on March 17, 1987), to the Company's 1989 underwriting agreement (filed as Exhibit 1 to the Registration Statement on Form S-2 (No. 33-28259) as filed on April 19, 1989 (the "1989 S-2")), to the Company's 1991 underwriting agreement (filed as
Exhibit 1 to the Registration Statement on Form S-3 (No. 33-42551)) and to the Indemnification Agreement (filed as Exhibit 10(www) to the 1989 S-2), each of which contains provisions for the indemnification of directors, officers and controlling persons of the Company under certain circumstances.

ITEM 16.  EXHIBITS.

  1.*    Underwriting Agreement.
  4.*    Warrant Repurchase Agreement between the Company and
         Boehringer Ingelheim International GmbH.
  5.*    Opinion of Stroock & Stroock & Lavan, counsel for the
         Company.
 10(a)** License Agreement between the Company and Hoechst Marion
         Roussel, Inc. dated February 28, 1996.
 10(b)   Stock and Warrant Purchase Agreement between the Company and
         Hoechst Marion Roussel, Inc. dated February 28, 1996.
 10(c)** Supply and Technology Transfer Agreement between the Company and Hoechst Marion Roussel, Inc. dated February 28, 1996.
 23(a)*  Consent of Stroock & Stroock & Lavan (included in Exhibit 5 hereof).
   (b)   Consent of Knobbe, Martens, Olson & Bear.
   (c)   Consent of Deloitte & Touche LLP.
   (d)   Consent of Ernst & Young LLP.
 24.     Power of Attorney.

------------------------
 *To be filed by amendment.
**Confidential treatment being requested.

ITEM 17.  UNDERTAKINGS.

    (a) The undersigned registrant hereby undertakes that, for purposes of determining any liability under the Securities Act of 1933, each filing of the registrant's annual report pursuant to Section 13(a) or 15(d) of the Securities Exchange Act of 1934 (and, where applicable, each filing of an employee benefit plan's annual report pursuant to Section 15(d) of the Securities Exchange Act of
1934) that is incorporated by reference in the registration statement shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

    (b) Insofar as indemnification for liabilities arising under the Securities Act of 1933 may be permitted to directors, officers and controlling persons of the registrant pursuant to the foregoing provisions, or otherwise, the registrant has been advised that in the opinion of the Securities and Exchange Commission such indemnification is against public policy as expressed in the Securities Act of 1933 and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the registrant of expenses incurred or paid by a director, officer or controlling person of the registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the Securities Act of 1933 and will be governed by the final adjudication of such issue.

    (c) The undersigned registrant hereby undertakes that:

        (1) For purposes of determining any liability under the Securities Act of 1933, the information omitted from the form of prospectus filed as part of this registration statement in reliance upon Rule 430A and contained in a form of prospectus filed by the registrant pursuant to Rule 424(b)(1) or (4) or 497(h) under the Securities Act of 1933 shall be deemed to be part of this registration statement as of the time it was declared effective.

        (2) For the purpose of determining any liability under the Securities Act of 1933, each post-effective amendment that contains a form of prospectus shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

                                   SIGNATURES

    Pursuant to the requirements of the Securities Act of 1933, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-3 and has duly caused this Registration
Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of San Diego, State of California, on March 4, 1996.

                                          ALLIANCE PHARMACEUTICAL CORP.
                                          (Registrant)

                                          By          /s/ DUANE J. ROTH
Date: March 4, 1996

                                          --------------------------------------
                                                      Duane J. Roth
                                                        PRESIDENT

    Pursuant   to  the  requirements  of  the   Securities  Act  of  1933,  this
Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

             /s/ DUANE J. ROTH                President, Chief Executive
-------------------------------------------    Officer and a Director (Chief  March 4, 1996
               Duane J. Roth                   Executive Officer)

            /s/ THEODORE D. ROTH              Executive Vice President and
-------------------------------------------    Chief Financial Officer        March 4, 1996
              Theodore D. Roth                 (Chief Financial Officer)

              /s/ TIM T. HART
-------------------------------------------   Controller (Chief Accounting    March 4, 1996
                Tim T. Hart                    Officer)

                     *
-------------------------------------------   Director                        March 4, 1996
             Carroll O. Johnson

                     *
-------------------------------------------   Director                        March 4, 1996
             Stephen M. McGrath

                     *
-------------------------------------------   Director                        March 4, 1996
             Donald E. O'Neill

                     *
-------------------------------------------   Director                        March 4, 1996
            Dr. Helen M. Ranney

                     *
-------------------------------------------   Director                        March 4, 1996
             Dr. Jean G. Riess

                     *
-------------------------------------------   Director                        March 4, 1996
             Dr. Thomas F. Zuck

*By:              /s/ THEODORE D. ROTH

    -----------------------------------------------
                   Theodore D. Roth
                   Attorney-in-Fact

                                 EXHIBIT INDEX

EXHIBIT                                                                          PAGE
  NO.                                   DOCUMENT                                 NO.
-------- ----------------------------------------------------------------------  ----
  1.*    Underwriting Agreement
  4.*    Warrant Repurchase Agreement between the Company and Boehringer
          Ingelheim International GmbH.
  5.*    Opinion of Stroock & Stroock & Lavan, counsel for the Company.
 10(a)** License Agreement between the Company and Hoechst Marion Roussel, Inc.
          dated February 28, 1996..............................................
 10(b)   Stock and Warrant Purchase Agreement between the Company and Hoechst
          Marion Roussel, Inc. dated February 28, 1996.........................
 10(c)** Supply and Technology Transfer Agreement between the Company and
          Hoechst Marion Roussel, Inc. dated February 28, 1996.................
 23(a)*  Consent of Stroock & Stroock & Lavan (included in Exhibit 5 hereof).
 23(b)   Consent of Knobbe, Martens, Olson & Bear..............................
 23(c)   Consent of Deloitte & Touche LLP......................................
 23(d)   Consent of Ernst & Young LLP..........................................
 24.     Power of Attorney.....................................................

------------------------
 *To be filed by amendment.
**Confidential treatment being requested.